09010287

Westar Energy®

April 2, 2009

Dear Fellow Shareholder:

We cordially invite you to the 2009 Annual Meeting of Shareholders of Westar Energy, Inc. The meeting is at 10:00 a.m., Central Daylight Saving Time, on Thursday, May 21, 2009, in the Emerald Ballroom at the Capitol Plaza Hotel located at 1717 SW Topeka Boulevard, Topeka, Kansas 66612.

At the meeting, we will elect three members of our board of directors and vote on the other matters set forth in the enclosed notice of the meeting and proxy statement. Upon the completion of the business matters to be conducted at the annual meeting, we will report on our business and our plans for the future.

YOUR VOTE IS IMPORTANT. We urge you to read this proxy statement carefully. Whether or not you plan to attend the annual meeting, please take time to vote as soon as possible by completing and mailing the enclosed proxy card or by using the telephone or Internet voting procedures.

If you plan to attend the meeting, please check the appropriate box on your proxy card so we may plan appropriately.

We extend our thanks for your continued investment in Westar Energy, Inc. and look forward to seeing you at the annual meeting.

Sincerely,

CHARLES Q. CHANDLER IV	WILLIAM B. MOORE
Chairman of the Board	*President and Chief Executive Officer*

HOW TO VOTE

There are four ways you may vote, as explained in the detailed instructions on your proxy card.

- ***Proxy Card.*** Vote by completing and returning your proxy card in the enclosed envelope.
- ***Internet.*** Vote via the Internet by following the voting instructions on the proxy card.
- ***Telephone.*** Vote by calling the toll-free number on the proxy card.
- ***In Person at the Annual Meeting.*** Vote in person by attending the annual meeting.

If you vote by telephone or on the Internet, you do not need to return your proxy card. Please see the enclosed proxy card for more detailed information on how to vote your shares.

HOW TO NOMINATE A DIRECTOR

You may nominate a director at the annual meeting of shareholders and have your nominee's name included on the ballot distributed at the meeting by providing our Corporate Secretary written notice of your intention to do so within the time limits prescribed in our articles of incorporation. Your notice must include certain information regarding yourself and your nominee, including, among other items, the nominee's name, address, occupation and qualifications. Please see "Additional Information" below for more information regarding your ability to nominate directors and to bring other business before shareholder meetings.

Additionally, the Nominating and Corporate Governance Committee of our Board of Directors will consider a candidate for director suggested by a shareholder. Please see "Additional Information" below for more information regarding your ability to submit director candidates to the Nominating and Corporate Governance Committee for its consideration.

ANNUAL MEETING ADMISSION

Either an admission ticket or proof of ownership of Westar Energy stock must be presented in order to be admitted to the annual meeting. You may also be asked to present valid picture identification. If you are a shareholder of record, your admission ticket is attached to your proxy card. If your shares are held in the name of a bank, broker or other holder of record, you must bring a brokerage statement or other proof evidencing your ownership on March 23, 2009 with you to the annual meeting, or you may request an admission ticket in advance by contacting our Shareholder Services Department at (800) 527-2495 or (785) 575-6394 or by email at shareholders@westarenergy.com. Each shareholder may be accompanied by one guest.

REDUCE MAILING COSTS

If you share the same last name with other shareholders living in your household, you can help us reduce printing and mailing costs by electing to receive only one copy of our annual report and proxy statement. Please see "Questions and Answers About the Meeting and Voting" below for more information about "householding." **Additionally, shareholders may help us to reduce printing and mailing costs further by electing to access our proxy materials and annual report via the Internet.** If you select this option, you will receive information on how to access these materials along with your proxy card. Please indicate your consent to accessing future proxy materials via the Internet by checking the appropriate box on your proxy card or contacting our Shareholder Services Department at (800) 527-2495 or (785) 575-6394 or by email at shareholders@westarenergy.com.

WESTAR ENERGY, INC.
818 South Kansas Avenue
Topeka, Kansas 66612

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Time and Date	10:00 a.m. (Central Daylight Saving Time) on Thursday, May 21, 2009
Place	Capitol Plaza Hotel (Emerald Ballroom) 1717 SW Topeka Boulevard Topeka, Kansas 66612
Purpose	• To elect three Class I directors to serve for a term of three years • To ratify and confirm the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2009 • To amend the Westar Energy, Inc. Long Term Incentive and Share Award Plan • To conduct other business properly raised before the meeting and any adjournment or postponement of the meeting
Record Date	You may vote if you were a shareholder of record on March 23, 2009.
Proxy Voting	Your vote is important. You may vote in one of four ways: • by signing, dating and returning your proxy card in the enclosed envelope • via the Internet using instructions on the proxy card • by calling the toll-free number on the enclosed proxy card • in person by attending the annual meeting

On behalf of the Board of Directors,

Larry D. Irick
Vice President, General Counsel and
Corporate Secretary

Topeka, Kansas
April 2, 2009

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting To be Held on May 21, 2009.

The Proxy Statement and our Annual Report to Shareholders for the year ended December 31, 2008 that accompany this Notice are available for viewing via the Internet at www.westarenergy.com/proxy.

TABLE OF CONTENTS

PROXY STATEMENT

The board of directors of Westar Energy, Inc. (the "Company") is soliciting proxies for the 2009 Annual Meeting of Shareholders. This proxy statement and the accompanying proxy card contain information about the items you will vote on at the annual meeting. We began mailing these documents to shareholders on or about April 2, 2009.

QUESTIONS AND ANSWERS ABOUT THE MEETING AND VOTING

Who may vote and how many votes do I have?

Common and preferred shareholders of record at the close of business on March 23, 2009 may vote. As of that date there were outstanding and entitled to vote 108,506,282 shares of our common stock, 121,613 shares of our 4 1/2% series preferred stock, 54,970 shares of our 4 1/4% series preferred stock and 37,780 shares of our 5% series preferred stock. For each matter presented for vote, you have one vote for each share you own.

How do proxies work?

The board of directors is asking for your proxy. Giving your proxy means you authorize the persons named as proxies to vote your shares at the meeting in the manner you direct. You may vote for all, some or none of our director nominees. If you sign and return the proxy card but do not specify how to vote, the persons named as proxies will vote your shares as follows: (1) *for* our director nominees; (2) *for* ratification and confirmation of Deloitte & Touche LLP as our independent registered public accounting firm for 2009; and (3) *for* the proposed amendment to our Long Term Incentive and Share Award Plan. We do not expect any other items to be presented at the meeting; however, your proxy will give discretionary authority to the persons named as proxies to vote on any other matters that may be brought before the meeting.

How do I vote?

If you were a shareholder of record on March 23, 2009, there are four ways you may vote, as explained in the detailed instructions on your proxy card. You may:

- vote by completing and returning your proxy card in the enclosed envelope
- vote via the Internet by following the voting instructions on the proxy card
- vote by calling the toll-free number on the proxy card
- vote in person by attending the annual meeting

Please follow the instructions on the proxy card for voting by one of these methods. Please help us save time and postage costs by voting through the Internet or by telephone. If your shares are held by a broker or other nominee, you will receive instructions from the broker or other nominee that you must follow in order to vote your shares. **Whether you plan to attend the meeting or not, we encourage you to vote by proxy, telephone or the Internet as soon as possible.**

Will anyone at the Company know how I vote?

Corporate Election Services, Inc., the independent proxy tabulator we use, counts the votes and acts as the inspector of election for the annual meeting. Your individual vote will be kept confidential from our directors, officers and employees. If you write opinions or comments on your proxy card, a copy of your proxy card, excluding your voting instructions, will be sent to us so that we can respond, if appropriate, to the comment or question.

What does it mean if I receive more than one proxy card?

You may receive more than one proxy card depending on how you hold your shares and how your shares are registered. If you hold shares through someone else, such as a bank or broker, you may also receive proxy materials from them asking how you want to vote. If you participate in our Direct Stock Purchase Plan or our Employees' 401(k) Savings Plan and the account names are exactly the same on each, you will receive one proxy card for all shares of common stock held in or credited to your accounts as of the record date. If the names on your accounts are different, you will receive more than one proxy card. We encourage you to have all accounts registered in the same name and address whenever possible. You can do this by contacting our Shareholder Services Department at (800) 527-2495 or (785) 575-6394 or by email at shareholders@westarenergy.com.

The plan trustee for the Employees' 401(k) Savings Plan will vote our shares credited to your account in accordance with the voting instructions provided on any applicable proxy card received from plan participants by May 18, 2009. The plan trustee will not vote your shares if you do not provide voting instructions.

If you receive more than one proxy card, we encourage you to complete and return all proxy cards delivered to you to vote all shares registered to you.

Can I change my vote?

You can revoke a proxy before the time for voting at the annual meeting in several ways:

- by mailing a revised proxy card with a more recent date than the prior proxy (we must receive the revised proxy card before the meeting to be effective)
- by voting again via the Internet
- by notifying our Corporate Secretary in writing that you are revoking your proxy

You may also revoke your proxy by voting in person at the annual meeting.

Who can attend the annual meeting?

All shareholders who owned shares at the close of business on March 23, 2009, or their duly appointed proxies, may attend the meeting. Each shareholder may be accompanied by one guest. Registration will begin at 8:45 a.m., and seating will begin at 9:00 a.m. If you attend, you may be asked to present valid picture identification, such as a driver's license or passport. To avoid delays in gaining admittance to the meeting, registered shareholders should bring the "Admission Ticket" found at the top of the proxy card.

Please note that if you hold your shares in "street name" (through a broker or other nominee), you will need to bring a copy of a brokerage statement reflecting your stock ownership on March 23, 2009 and check-in at the registration table at the meeting.

What constitutes a "quorum" for the meeting?

A quorum is necessary to conduct business at the meeting. A quorum requires the presence, in person or by proxy, of the holders of a majority of the outstanding shares entitled to vote at the meeting. We count broker "non-votes" and abstentions as present for purposes of determining whether a quorum is present at the meeting.

What is a broker "non-vote"?

If a broker holds your shares in street name and you fail to provide voting instructions to your broker, the broker has the discretion to vote your shares on routine matters, such as director elections and ratification of auditors, but not on non-routine matters, such as the proposed amendment to the Long Term Incentive and Share Award Plan, or shareholder proposals. Broker "non-votes" on non-routine matters occur when you fail to provide voting instructions to your broker for shares you hold through your broker. As explained below (see, "How many votes are needed?"), broker "non-votes" do not count as votes cast. As a consequence, it is important that you provide voting instructions to your broker for shares you hold through your broker.

How many votes are needed?

The director nominees receiving the greatest number of votes will be elected. Under our majority voting policy, in an uncontested election, if a director nominee does not receive a majority of the votes cast in the election (that is, the director nominee receives a greater number of "withhold" votes than "for" votes), the director nominee is required to tender his or her resignation for consideration by the Nominating and Corporate Governance Committee and our board of directors. Please see "Corporate Governance Matters—*Majority Vote Policy*" below for further details on our majority voting policy.

Under New York Stock Exchange rules, the approval of the amendment to our Long Term Incentive and Share Award Plan requires an affirmative vote of the majority of the votes cast on the proposal, provided that the total votes cast on the proposal represent over 50% of the voting power of the total outstanding shares of stock. Further, broker non-votes (see, *"What is a broker 'non-vote'?"* above) do not count as votes cast but do count for purposes of calculating voting power of the total outstanding shares of stock. Thus, abstentions and broker non-votes have the same effect as a vote "against" the amendment, and they could impair approval of the proposed amendment.

For all matters to be voted upon at the meeting other than election of directors and the proposed amendment to our Long Term Incentive and Share Award Plan, the affirmative vote of a majority of the shares present and entitled to vote on that matter, in person or by proxy, at the meeting is necessary for approval. For these matters, abstentions have the same effect as a vote "against" the proposals.

Who pays for the solicitation of proxies?

We pay the cost of soliciting proxies. We retained Laurel Hill Advisory Group, LLC to assist with the solicitation for an estimated fee of $9,500, plus reasonable out-of-pocket expenses. We will reimburse brokerage firms and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for sending proxy materials to shareholders. In addition to the use of the mail, proxies may be solicited personally or by telephone or electronic media by our employees.

What is "householding"?

Householding is a procedure that permits us, with your prior permission, to send a single set of our annual report and proxy statement to any household at which two or more shareholders reside. Each shareholder will continue to receive a separate proxy card for voting and attendance purposes. Householding reduces the volume of duplicate information you receive, as well as our expenses.

Please contact our Shareholder Services Department at (800) 527-2495 or (785) 575-6394 or by email at shareholders@westarenergy.com for more information on this important shareholder program.

Can I elect to access future proxy materials via the Internet?

Shareholders who receive a printed copy of our proxy materials can help us reduce printing and mailing costs by electing to access future proxy materials and annual reports via the Internet. If you have received a printed copy of our proxy materials, please indicate your consent to accessing our proxy materials and annual reports via the Internet by checking the appropriate box on your proxy card or contacting our Shareholder Services Department at (800) 527-2495 or (785) 575-6394 or by email at shareholders@westarenergy.com.

Item 1 on the Proxy Card

ELECTION OF DIRECTORS

Directors and Nominees for Election as Directors

Our articles of incorporation provide that the board of directors will have no less than seven nor more than fifteen directors, as determined from time to time by the board of directors. Our board of directors currently consists of ten directors divided into three classes (Class I, Class II and Class III), with the term of office of each class ending in successive years. At each annual meeting of shareholders, the directors constituting one class are elected for a three-year term. The terms of the directors in Class I expire with this meeting.

Charles Q. Chandler IV, R.A. Edwards III and Sandra A.J. Lawrence have been nominated for election as Class I directors. The persons named in the accompanying proxy will vote your shares for the election of these nominees unless you direct otherwise. Each nominee has consented to being named as a nominee and to serve if elected. While it is not expected that any of the nominees will be unable or unwilling to serve, if for any reason one or more are unable or unwilling to do so, the proxies will be voted for substitute nominees selected by our board of directors or the board of directors may reduce the number of directors.

Director Nominees

Class I—Term Expiring in 2009

Charles Q. Chandler IV, age 55, has served as our director since December of 1999 and chairman of our board of directors since December of 2002. **Employment Experience:** Mr. Chandler has been president and chief executive officer of INTRUST Bank, N.A. since 1996 and president of INTRUST Financial Corporation since 1990. Both companies are financial institutions located in Wichita, Kansas. **Directorships:** Mr. Chandler is chairman of the board of INTRUST Bank, N.A. and a director of INTRUST Financial Corporation, the First National Bank of Pratt, Kansas, Fidelity State Bank and Trust Company in Topeka, Kansas, and Wesley Medical Center in Wichita, Kansas.

R. A. Edwards III, age 63, has served as our director since October of 2001. **Employment Experience:** Since 1981, Mr. Edwards has been the president and chief executive officer of First National Bank of Hutchinson and, since 1986, vice president of its parent corporation, First Kansas Bancshares of Hutchinson. Both companies are financial institutions located in Hutchinson, Kansas. **Directorships:** Mr. Edwards is a director of First National Bank of Hutchinson and First Kansas Bancshares of Hutchinson and chairman of the board of Douglas County Bank located in Lawrence, Kansas.

Sandra A.J. Lawrence, age 51, has served as our director since October of 2004. **Employment Experience:** Since December of 2005, Ms. Lawrence has been executive vice president and chief financial officer of Children's Mercy Hospital located in Kansas City, Missouri. From December of 2004 until March of 2005, Ms. Lawrence was senior vice president and treasurer, and from March of 2005 until December of 2005, she was senior vice president and chief financial officer, of Midwest Research Institute, an independent, non-profit, contract research organization located in Kansas City, Missouri. **Directorships:** Ms. Lawrence serves on The Kansas City Market Board of US Bank and is chairperson of the Kansas BioScience Authority Board.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE IN FAVOR OF EACH OF THE ABOVE NOMINEES.

Continuing Directors

Class II—Term Expiring in 2010

B. Anthony Isaac, age 56, has served as our director since December of 2003. **Employment Experience:** Since 2000, Mr. Isaac has been president of LodgeWorks, L.P., a hotel management and development company based in Wichita, Kansas. **Directorships:** Mr. Isaac is chairman of the board and chairman of the compensation committee of Via Christi Wichita Health Network in Wichita, Kansas.

Michael F. Morrissey, age 66, has served as our director since April of 2003. **Employment Experience:** Mr. Morrissey retired in September of 1999 after serving since 1982 as a partner of Ernst & Young LLP, an auditing and financial services firm. **Directorships:** Mr. Morrissey is presiding director and chairman of the audit committee of the general partner of Ferrellgas Partners, LP, a propane gas marketing and distribution business located in Overland Park, Kansas.

John C. Nettels, Jr., age 52, has served as our director since March of 2000. **Employment Experience:** Mr. Nettels has been a partner of the law firm of Stinson Morrison Hecker LLP, located in Overland Park, Kansas, since 2002. He was a partner with the law firm of Morrison & Hecker LLP from 1994 to 2002.

Class III—Term Expiring in 2011

Mollie H. Carter, age 46, has served as our director since June of 2003. **Employment Experience:** Ms. Carter has been president and chief executive officer of Sunflower Bank, N.A. since 2005, and of its holding company, Sunflower Financial, Inc. (formerly Sunflower Banks, Inc.), since 1996. These entities are family owned financial institutions located in Salina, Kansas. Ms. Carter is also vice president of Star A, Inc., a position she has held since 1997. Star A, Inc. is a family owned company with Kansas agricultural and other investment interests. **Directorships:** Ms. Carter is a director of Sunflower Financial, Inc. and chairman of the board of Sunflower Bank, N.A. In addition, she is a director of Archer-Daniels-Midland Company and a member of that company's audit committee and its nominating and corporate governance committee. Ms. Carter is also a director of the Greater Salina Community Foundation.

Jerry B. Farley, age 62, has served as our director since October of 2004. **Employment Experience:** Since 1997, Mr. Farley has been president of Washburn University located in Topeka, Kansas. **Directorships:** Mr. Farley is a director and member of the audit, loan and trust committees of CoreFirst Bank and Trust in Topeka, Kansas, and a director and member of the audit and governance committees of The Security Group of Mutual Funds, also located in Topeka, Kansas.

Arthur B. Krause, age 67, has served as our director since June of 2003. **Employment Experience:** Mr. Krause retired in 2002 as executive vice president and chief financial officer of Sprint Corporation, a global communications company, after serving in that position since 1988. **Directorships:** Mr. Krause is a director, chairman of the audit committees and a member of the compensation committees for Inergy GP, LLC, and Inergy Holdings GP, LLC, affiliated companies of a propane gas marketing and distribution business located in Kansas City, Missouri.

William B. Moore, age 56, has served as our director since May of 2007, as our president since March of 2006 and our chief executive officer since July of 2007. **Employment Experience:** From March 2006 through June 2006, Mr. Moore served as our president and chief operating officer. From December 2002 to March 2006, he served as our executive vice president and chief operating officer. From October 2000 to December 2002, Mr. Moore served as senior managing director and senior adviser for Saber Partners, LLC, a financial advisory firm. From April 1992 to August 2000, Mr. Moore held various executive officer positions with us, including serving as Executive Vice President and Chief Financial Officer from May 1999 to August 2000. Mr. Moore held various officer positions with Kansas Gas and Electric Company ("KGE") from 1985 to April 1992, when we acquired KGE and it became our wholly owned subsidiary. Mr. Moore joined KGE in 1978 and held a number of finance positions until 1985.

Board of Directors' Responsibilities

The board of directors' primary responsibility is to seek to maximize long-term shareholder value. The board of directors selects our senior management, monitors management's and the Company's performance and provides advice and counsel to management. Among other things, at least annually, the board of directors reviews our business strategy and approves our budget. In fulfilling the board of directors' responsibilities, directors have full access to our management, internal and external auditors and outside advisers.

Corporate Governance Matters

General. The board of directors and management are committed to maintaining strong corporate governance practices that allocate rights and responsibilities among the board of directors, management and our shareholders in a manner that benefits the long-term interests of our shareholders. Accordingly, our corporate governance practices are designed not just to satisfy regulatory and stock exchange requirements, but also to provide for effective oversight and management of the Company.

The Nominating and Corporate Governance Committee engages in a regular process of reviewing our corporate governance practices, including comparing our practices with those recommended by various corporate governance authorities, the expectations of our shareholders and the practices of other leading public companies. The Nominating and Corporate Governance Committee also regularly reviews our corporate governance practices in light of proposed and adopted laws and regulations, including the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), the rules of the Securities and Exchange Commission ("SEC") and the rules and listing standards of the New York Stock Exchange ("NYSE").

Corporate Governance Guidelines and Independence. The board of directors has adopted Corporate Governance Guidelines, which provide a framework for our corporate governance initiatives and cover topics including, but not limited to, board and committee composition, director compensation, and director qualifications. The Nominating and Corporate Governance Committee is responsible for overseeing and reviewing the Corporate Governance Guidelines and reporting and recommending to the board of directors any changes to the Corporate Governance Guidelines. Our Corporate Governance Guidelines are available from our Corporate Secretary and on our Internet website at www.westarenergy.com.

Our Corporate Governance Guidelines require that a majority of the board of directors must meet the independence standards established by the NYSE. The board of directors has determined that each member of the board of directors, except Mr. Moore, is independent.

In making that determination, the board of directors applied the independence standards established by the NYSE and, if applicable, the following categorical standards. These categorical standards are included in our Corporate Governance Guidelines and are based on the independence standards established by the NYSE. In addition, the board of directors considered any other relevant facts and circumstances.

Any director who meets the following criteria is presumed to be independent (except for the purpose of serving as a member of the Audit Committee or the Nominating and Corporate Governance Committee) absent an affirmative determination to the contrary by the Nominating and Corporate Governance Committee:

1. A director who serves as an executive officer or employee of, or beneficially owns more than a 10% equity interest in, any corporation, partnership or other business entity that during the most recently completed fiscal year made payments to the Company or received payments from the Company for goods and services if such payments were less than the greater of 2% of such other entity's gross consolidated revenues for such fiscal year and $1 million.

2. A director who serves as an executive officer or employee of, or beneficially owns more than a 10% equity interest in, any bank, corporation, partnership or other business entity to which the Company was indebted at the end of its most recently completed fiscal year in an amount less than the greater of 2% of such other entity's total consolidated assets at the end of such fiscal year and $1 million.
3. A director who is a member or employee of a law firm that has provided services to the Company during the most recently completed fiscal year if the total billings for such services were less than the greater of 2% of the law firm's gross revenues for such fiscal year and $1 million.
4. A director who is a partner, executive officer or employee of any investment banking firm that has performed services for the Company (other than as a participating underwriter in a syndicate) during the most recently completed fiscal year if the total compensation received for such services was less than the greater of 2% of the investment banking firm's consolidated gross revenues for such fiscal year and $1 million.

Certain Relationships with Directors. During 2008, we obtained legal services from the law firm of Stinson Morrison Hecker LLP, where John C. Nettels, Jr. is a partner. The board of directors has determined that these services were provided to us on terms typical for firms not affiliated with any directors and that the total billings for such services were not material either to us or to Stinson Morrison Hecker LLP and do not exceed the limits set forth in the categorical standards for independence adopted by the board of directors. Considering these factors and based on our independence standards and those of the NYSE, the board of directors has determined that Mr. Nettels is independent.

Policies and Procedures for Approval of Related Person Transactions. In February 2007, our board of directors formally adopted a policy with respect to related person transactions to document procedures pursuant to which such transactions are reviewed, approved or ratified. The policy applies to any transaction in which (1) the Company is a participant, (2) any related person has a direct or indirect material interest and (3) the amount involved exceeds $120,000, but excludes any transaction that does not require disclosure under Item 404(a) of SEC Regulation S-K. The Nominating and Corporate Governance Committee is responsible for reviewing, approving and ratifying any related person transaction. The Nominating and Corporate Governance Committee intends to approve only those related person transactions that are in, or are not inconsistent with, the best interests of the Company and its stockholders. There were no related person transactions in 2008. The policy is available, without charge, from our Corporate Secretary and made available on our Internet website at www.westarenergy.com.

Communications with Directors. You may contact our board of directors, a committee of our board of directors, or an individual director by writing to them at Westar Energy, Inc., 818 S. Kansas Avenue, Topeka, Kansas 66612, Attention: Corporate Secretary. All communications will be compiled by the Corporate Secretary and submitted to the board of directors, the chairman of the appropriate committee of the board of directors or an individual director, as applicable. Communications that are unrelated to the duties and responsibilities of the board of directors will not be distributed to the directors, but will be available to any director upon request. The Corporate Secretary will take additional action or respond to letters in accordance with instructions from the relevant director.

Majority Voting Policy. In October 2006, our board of directors adopted a majority voting policy, included in our Corporate Governance Guidelines, requiring director nominees to receive a majority of the votes cast (that is, the nominees receive more "for" votes than "withhold" votes) with respect to such director in an uncontested election. If an incumbent director in an uncontested election does not receive a majority of the votes cast, he or she must tender a resignation promptly following certification of the stockholder vote. Our Nominating and Corporate Governance Committee will act on an expedited basis to determine whether to accept the director's resignation and will submit its recommendation for prompt consideration by the board of directors. The board of directors will act on the Nominating and Corporate Governance Committee's recommendation and publicly disclose its decision and the rationale behind the decision within 90 days following certification of the stockholder vote. The Nominating and Corporate Governance Committee in making its recommendation, and the board of directors in making its decision, may each consider any factors or other information that it considers appropriate and relevant.

Any director who tenders his or her resignation pursuant to this policy will not participate in the consideration of it by either the Nominating and Corporate Governance Committee or the board of directors. If an incumbent director's resignation is not accepted, he or she will continue to serve until the next annual meeting and until his or her successor is duly elected, or his or her earlier resignation or removal. Pursuant to the policy, the board of directors will nominate for directors only individuals who agree to comply with the policy.

Code of Ethics. We have adopted a code of ethics that applies to all of our employees, including our chief executive officer, chief financial officer and controller. Our Code of Business Conduct and Ethics is available, without charge, from our Corporate Secretary and made available on our Internet website at www.westarenergy.com. We intend to post on our Internet website any amendments to, or waivers from, our Code of Business Conduct and Ethics that apply to our chief executive officer, chief financial officer or controller within five business days of the date of the amendment or waiver.

Board Meetings and Committees of the Board of Directors

Board Meetings. Our board of directors held five regularly scheduled meetings and an annual planning retreat during 2008. Each director attended a minimum of 83% of the total number of board and committee meetings held while he or she served as a director or member of a standing committee in 2008. All of the directors who served on the board at the time of the 2008 Annual Meeting of Shareholders attended the meeting, with the exception of B. Anthony Isaac. All directors are expected to attend the 2009 Annual Meeting of Shareholders.

Executive Sessions. Executive sessions, or meetings of our non-employee directors without management present, are held periodically at regularly scheduled meetings of the board of directors. Each of these sessions is presided over by Mr. Chandler and may be scheduled by any non-management director. Our standing committees also meet periodically in executive sessions presided over by the chairman of the committee.

We have four standing committees of the board of directors: the Audit Committee, the Finance Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. The charter for each committee is available, without charge, from our Corporate Secretary and made available on our Internet website at www.westarenergy.com. The chairman of each committee is recommended by the Nominating and Corporate Governance Committee and approved by the board of directors.

BOARD OF DIRECTORS COMMITTEE ASSIGNMENTS

	Audit Committee	Compensation Committee	Finance Committee	Nominating and Corporate Governance Committee
Number of Meetings Held in 2008	9	9	5	3
Mollie H. Carter		X*	X	
Charles Q. Chandler IV				
R.A. Edwards III	X			X
Farley, Jerry B.	X			X
B. Anthony Isaac		X	X	
Arthur B. Krause	X		X*	
Sandra A.J. Lawrence		X		X*
William B. Moore				
Michael F. Morrissey	X*	X		
John C. Nettels, Jr.			X	

* Chairperson

Audit Committee. The committee oversees the integrity of our financial statements and the performance of our internal audit and compliance function, reviews our policies and practices with respect to risk assessment and risk management, including discussing with management our major financial risk exposures and the steps that have been taken to monitor and control such exposures, and serves as our "qualified legal compliance committee" and in that role reviews any report made directly, or otherwise made known, to the committee by an attorney representing our company or our subsidiaries of a material violation of federal or state law. The committee has the sole responsibility for the retention, compensation and oversight of the firm of independent registered public accountants that audits our financial statements and for approving non-audit services performed by our independent registered public accountants. The committee reviews with the independent registered public accountants the scope and results of their audits, as well as our accounting procedures, internal controls and accounting and financial reporting policies and practices, and makes reports and recommendations to the board of directors as it deems appropriate. The committee also determines whether management has established a system to promote the accuracy and completeness of our financial statements and other publicly disclosed information. No member of the committee serves on the audit committee of more than three public companies. The authority and responsibilities of the committee are more fully set forth in the Audit Committee Charter.

The chairman of the committee is Mr. Morrissey. The other members of the committee are Mr. Edwards, Mr. Farley and Mr. Krause. The board of directors has determined that each of the members of the committee meets the experience and independence requirements of the rules of the NYSE. The board of directors has determined that at least one member of the committee possesses the qualifications of an audit committee financial expert as determined under Regulation S-K Item 407(d) of the Securities Exchange Act of 1934 and has designated Mr. Morrissey as that expert.

Compensation Committee. The committee determines compensation for our executive officers, including our named executive officers. The committee's charter directs the committee to:

- review and approve for our chief executive officer, and all executive officers with policy making responsibilities, his or her annual base salary, annual incentive compensation, long-term incentive compensation, employment, severance and change-in-control agreements, if any, and any other compensation, ongoing perquisites or special benefit items;
- consider, in determining compensation for each of these officers, corporate and individual goals and objectives relevant to executive compensation, and each officer's performance in light of these goals and objectives;
- review, in consultation with our chief executive officer, compensation and benefit policies generally and approve any equity based plans;
- seek ratification by the board of directors of the committee's decisions about compensation for these executive officers and the committee's recommendations with respect to equity based plans;
- evaluate executive officer performance; and
- review, in consultation with our chief executive officer, our management succession plans.

Ms. Carter is the chairman of the committee. The other members of the committee are Mr. Isaac, Ms. Lawrence and Mr. Morrissey. Because of their diverse skills and experiences, we believe the committee members are well-qualified to serve on the committee. Ms. Carter previously served on the compensation and succession committee of Archer-Daniels-Midland Company. Ms. Carter, Mr. Isaac and Ms. Lawrence have extensive experience with executive compensation matters as a result of their past and current employment as senior executives of substantial businesses. Mr. Morrissey has extensive experience with accounting and tax issues related to executive compensation as a result of his prior work as a partner of Ernst & Young LLP. More detailed information regarding the committee's processes and procedures is provided under "Compensation Discussion and Analysis" below.

Finance Committee. The committee assists us in effectively managing our financial affairs, including the establishment of appropriate capital and operating budgets, financial forecasts and dividend policies. The committee also assists in evaluating financial and other business transactions. The authority and responsibilities of the committee are more fully set forth in the Finance Committee Charter.

The chairman of the committee is Mr. Krause. The other members of the committee are Ms. Carter, Mr. Isaac and Mr. Nettels.

Nominating and Corporate Governance Committee. The committee identifies, reviews and recommends nominees for election to our board of directors, recommends directors for appointment to committees, recommends procedures through which director independence may be determined, oversees the evaluation of director performance and compensation, develops and recommends corporate governance guidelines to the board of directors and oversees compliance with our Corporate Governance Guidelines and our Code of Business Conduct and Ethics. The authority and responsibilities of the committee are more fully set forth in the Nominating and Corporate Governance Committee Charter.

The committee considers many factors in evaluating prospective candidates or current directors for nomination or re-nomination to the board of directors. The committee assesses the current composition of the board of directors and whether the background, knowledge, experience and diversity of the current members are sufficient to effectively oversee our affairs. In light of this assessment the committee considers the personal characteristics and background of prospective candidates or current directors, including, among other factors, their character, reputation for personal integrity and adherence to the highest ethical standards, business acumen and judgment and senior leadership experience with a record of increasing levels of responsibility in business or industry. The prior performance of current directors is considered when evaluating them for re-election.

The committee may employ an executive search firm from time to time to assist in the identification and recruitment of new directors.

The committee will consider a candidate for director suggested by a shareholder by applying the criteria described above and the independence standards attached as Annex A to our Corporate Governance Guidelines. If nominated, we will identify the candidate and the shareholder (or group of shareholders) recommending the candidate in our next proxy statement. If a shareholder wishes the committee to consider an individual as a candidate for election to the board of directors, the shareholder must submit a proper and timely request as specified in the "Submitting Director Recommendations to the Nominating and Corporate Governance Committee" section of this proxy statement.

The chairman of the committee is Ms. Lawrence. The other members of the committee are Mr. Edwards and Mr. Farley. The board of directors has determined that each member of the committee is independent, based on our independence standards and those of the NYSE applicable to determining independence for members of an audit committee.

Non-Employee Director Stock Ownership

In December of 2007, the board of directors modified our policy relating to non-employee director ownership of shares of our common stock. Beginning in 2008, non-employee directors were encouraged to own a minimum number of shares equal to eight times the $25,000 annual cash retainer earned by non-employee directors (a total of $200,000 for 2008), divided by the closing price of our common stock on the last trading day of the prior fiscal year ($25.94 on December 31, 2007). For 2008, the minimum number of shares was 7,710 shares. For 2009, the minimum number of shares is 9,751 shares, based on the same multiple of the $25,000 annual cash retainer ($200,000), divided by the closing price of our common stock on December 31, 2008 ($20.51). All non-employee directors own the minimum number of shares recommended for 2008 and 2009.

The minimum number of shares for the chairman of the board is the same as the number of shares for the other non-employee directors irrespective of the larger stock award made to the chairman of the board.

Non-employee directors may accumulate the number of shares necessary to meet the minimum stock ownership level during the first three years after becoming a director. All non-employee directors own the minimum number of shares.

We also expect all directors to comply with all federal, state and local laws regarding trading in our securities and disclosing material, non-public information. We have procedures in place to assist directors in complying with these laws.

Board of Directors' Self-Evaluation

The board of directors conducts a self-evaluation of its performance annually. The evaluation includes a review of the board's composition, responsibilities, structure, processes and effectiveness. Each committee of the board of directors conducts a similar self-evaluation with respect to such committee.

Director Orientation and Education

Each individual, upon joining the board of directors, is provided with an orientation regarding the role and responsibilities of the board of directors and our operations. As part of this orientation, new directors have opportunities to meet with members of our senior management.

We and the board of directors are also committed to the ongoing education of our directors. From time to time, our officers and the heads of our business groups make presentations to the board of directors regarding their respective areas. Moreover, our directors are encouraged to attend annually at least one director education program. We reimburse the directors for fees associated with attending educational programs. We paid a consultant to provide an educational program on enterprise risk management to our board of directors during its annual planning retreat held in August of 2008.

AUDIT COMMITTEE REPORT

The Audit Committee of the board of directors (the "Committee") is composed entirely of directors who are independent under the NYSE listing standards. In addition, each member has the accounting or related financial management experience required under the NYSE listing standards. Our board of directors has determined that at least one member of the Committee possesses the qualifications of an audit committee financial expert as determined under Regulation S-K Item 407(d) of the Securities Exchange Act of 1934 and has designated Mr. Morrissey as that expert. The Committee operates under a written charter adopted by the board of directors that was last amended by the Committee and approved by the board of directors on February 24, 2009. A copy of the Committee's charter is available from the Company's Corporate Secretary and made available on the Company's Internet website at www.westarenergy.com. As required by the charter, the Committee reviews and reassesses the charter annually and recommends any changes to the board of directors for approval.

During 2008, at each of its regularly scheduled meetings, the Committee met in separate private sessions with the senior members of the Company's financial management team, the Company's chief audit executive and the Company's independent registered public accounting firm. An executive session with only the members of the Committee in attendance was also held at each of these meetings. The Committee's agenda is established by the Committee's chairman and the Company's chief audit executive. The Committee had private sessions at each of its regularly scheduled meetings with the Company's independent registered public accounting firm and, separately, had private sessions with the Company's chief audit executive and senior members of the Company's financial management team, at which candid discussions of financial management, accounting and internal control issues took place.

Under the Committee's charter, the Committee has the responsibility to, among other tasks, monitor and provide oversight of management's preparation of the Company's financial statements and management's performance in establishing and maintaining an appropriate system of internal controls related to the financial reporting process. The Committee also has the responsibility to review the qualifications, independence and performance of the Company's independent registered public accounting firm. The independent registered public accounting firm is responsible for auditing the Company's consolidated financial statements and expressing an opinion as to whether they are presented fairly, in all material respects, in conformity with accounting principles generally accepted in the United States of America. The independent registered public accounting firm is also responsible for expressing an opinion on the effectiveness of the Company's internal control over financial reporting. This opinion is based on an audit conducted by the independent registered public accounting firm in accordance with the standards of the Public Company Accounting Oversight Board. During 2008, the Company's independent registered public accounting firm was Deloitte & Touche LLP.

In performing its functions, the Committee acts only in an oversight capacity and relies necessarily on the work and assurances provided to it by management and on opinions made to it by the Company's independent registered public accounting firm in its report. Accordingly, the oversight provided by the Committee should not be considered as providing an independent basis for determining that management has established and maintained appropriate internal controls related to the financial reporting process, that the financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or that the audit of the Company's financial statements and effectiveness of the Company's internal control over financial reporting by the independent registered public accounting firm has been carried out in accordance with the standards of the Public Company Accounting Oversight Board.

In fulfilling its responsibilities for the year ended December 31, 2008, the Committee has met with the Company's management, the Company's chief audit executive and the Company's independent registered public accounting firm to review the audited financial statements that are included in the Annual Report on Form 10-K for the year ended December 31, 2008, including a discussion of the reasonableness of significant accounting judgments and estimates, the overall quality and adequacy of the Company's internal controls over financial reporting, and the organizational structure and responsibilities of the Company's internal audit function.

The Committee and members of the Company's management discussed with the independent registered public accounting firm matters required to be discussed by the auditor with the Committee and others charged with governance responsibilities under Statement on Auditing Standards No. 114 (The Auditor's Communication with Those Charged with Governance), and other regulations. The Committee received and discussed with the independent registered public accounting firm its annual written report on the auditor's independence from the Company and its management, which is required by applicable requirements of the Public Company Accounting Oversight Board, regarding the firm's communications with the Committee concerning independence. The Committee considered whether the non-audit services provided by the independent registered public accounting firm to the Company during 2008 were compatible with the auditor's independence.

The Committee has appointed Deloitte & Touche LLP to act as the Company's independent registered public accounting firm and to examine the Company's financial statements, and those of its subsidiaries, for the year ended December 31, 2009 and the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. The Committee's selection of Deloitte & Touche LLP took into account the Committee's review of Deloitte & Touche LLP's qualifications as the independent registered public accounting firm for the Company. In addition, the review included matters required to be considered under Securities and Exchange Commission's rules on auditor independence, including the nature and extent of non-audit services. In the Committee's business judgment, the nature and extent of non-audit services performed by Deloitte & Touche LLP during 2008 did not impair the firm's independence.

In reliance on the reviews and discussions detailed in this report and the report of the independent registered public accounting firm, the Committee has recommended to the board of directors, and the board of directors has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2008 and that such report be filed with the Securities and Exchange Commission.

The Audit Committee

Michael F. Morrissey, Chairman
R.A. Edwards III
Jerry B. Farley
Arthur B. Krause

BENEFICIAL OWNERSHIP OF VOTING SECURITIES

Certain Beneficial Owners of Common Stock

The following table sets forth certain information regarding beneficial ownership of our common stock on February 16, 2009 by each person who is known by us to own beneficially more than 5% of the outstanding shares of common stock.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	American Century Companies, Inc.(1) . . . . 4500 Main Street, 9th Floor Kansas City, MO 64111	6,337,386	5.84%(2)
Common Stock	Barclays Global Investors, NA(3) . . . . 400 Howard Street San Francisco, CA 94105	6,591,297	6.08%(2)

(1) As reported in a Schedule 13G filed with the SEC on February 13, 2009 by American Century Companies, Inc., its wholly owned subsidiary, American Century Investment Management, Inc. and James E. Stowers, Jr., as Trustee of the James E. Stowers Twentieth Century Companies, Inc. Stock Trust dated January 13, 1995.

(2) Based on the number of shares of our common stock outstanding on February 16, 2009.

(3) As reported in a Schedule 13G filed with the SEC on February 5, 2009 by Barclays Global Investors, NA, Barclays Global Fund Advisors, Barclays Global Investors, Ltd., Barclays Global Investors Japan Limited, Barclays Global Investors Canada Limited, Barclays Global Investors Australia Limited, and Barclays Global Investors (Deutschland) AG.

Security Ownership of Management

The following information relating to the ownership of shares of our common stock is furnished with respect to each of our current directors and named executive officers individually, and with respect to our current directors and executive officers as a group, as of March 5, 2009.

	Amount and Nature of Beneficial Ownership(1)			
	Shares	Restricted Share Units	Total	Percent of Class
Outside Directors				
Mollie H. Carter	25,069	0	25,069	*
Charles Q. Chandler IV	36,289	0	36,289	*
R.A. Edwards III	48,829(2)	0	48,829	*
Jerry B. Farley	11,418	0	11,418	*
B. Anthony Isaac	18,378	0	18,378	*
Arthur B. Krause	17,229(3)	0	17,229	*
Sandra A.J. Lawrence	12,778	0	12,778	*
Michael F. Morrissey	13,921	0	13,921	*
John C. Nettels, Jr.	32,676(4)	0	32,676	*
Management				
William B. Moore	191,031(5)	65,300	226,331	*
Douglas R. Sterbenz	87,480	24,100	111,580	*
Mark A. Ruelle	60,549(6)	17,900	78,449	*
Larry D. Irick	58,780(7)	19,200	77,980	*
James J. Ludwig	20,432	13,000	33,432	*
All directors and executive officers as a group (17 individuals)	684,527(8)	160,340(9)	844,867(10)	*

* Represents less than 1% of our outstanding common stock.

(1) Includes beneficially owned shares held in employee savings plans, shares deferred under our Long Term Incentive and Share Award Plan, the stock for compensation program and the Non-Employee Director Deferred Compensation Plan. No director or named executive officer owns any of our equity securities other than our common stock.

(2) Includes 2,438 shares of our common stock that are held by Mr. Edwards' spouse. These shares are not subject to Mr. Edwards' voting or investment power.

(3) Includes 4,000 shares of our common stock that are held in a trust of which Mr. Krause and his spouse are the trustees and Mr. Krause is the beneficiary.

(4) Includes 1,500 shares of our common stock held in a trust in which Mr. Nettels has shared investment and voting power.

(5) Includes 77,410 shares held in a trust of which Mr. Moore and his spouse are co-trustees and beneficiaries and 1,174 shares in a trust of which Mr. Moore is a co-trustee.

(6) Includes 41,491 shares held in a trust in the name of Mr. Ruelle's spouse, of which Mr. Ruelle and his children are beneficiaries.

(7) Includes 1,035 shares of our common stock held by Mr. Irick's spouse. These shares are not subject to Mr. Irick's voting or investment power.

(8) Includes 49,668 shares of our common stock held by three other executive officers and shares referred to in items (2) through (7) above.

(9) Includes 20,840 restricted share units held by three other executive officers.

(10) Includes 70,508 total shares held by three other executive officers.

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion addresses the determination of compensation for our executive officers, including our compensation objectives and philosophy, the role of the Compensation Committee of our board of directors (the "Committee"), the role of our board of directors, and related matters.

Compensation Philosophy and Objectives

Our current executive compensation program, the core structure of which was determined by the Committee over five years ago, consists primarily of cash compensation and long-term, equity-based incentive compensation. The principal objectives of our current program are to:

- align the interests of our executive officers directly with those of shareholders by linking a substantial portion of each executive officer's potential compensation to the creation of shareholder value as reflected in stock price appreciation and dividend payments;
- motivate our executive officers to contribute to the creation of long-term shareholder value and a team orientation toward the achievement of business objectives rather than the achievement of short-term goals that might be inconsistent with the creation of long-term shareholder value;
- retain executive officers by paying competitive compensation and providing an incentive to remain employed with us over significant periods;
- require significant ownership of our common stock by executive officers; and
- be easy to understand and communicate to our investors.

Because of its focus on linking executive officer compensation to stock ownership and the creation of long-term shareholder value, the Committee believes this compensation program is compatible with our mission and business as an electric utility.

Review of Compensation Philosophy and Objectives and Program Structure

In mid-2008, the Committee decided to undertake a comprehensive review and evaluation of the philosophy, objectives and structure of our compensation program. This decision principally reflected the Committee's desire to evaluate our current executive compensation program in light of current market compensation practices of peer utilities, and the Committee's awareness of the increased focus of shareholders, corporate governance experts and others on the need for a strong linkage between executive compensation and performance. As discussed further below, the Committee has evaluated our compensation program several times over the past five years. The expected schedule for the current review reflects the Committee's recognition of the significant effort and time involved in this process, and that a likely time to implement significant changes in the program, if the Committee decides to do so, would be in early 2010 when current three-year awards of restricted share units to the executive officers vest. While this review is still under way, and no decisions have been made, the discussion below addresses some of the possible changes to the current compensation program discussed by the Committee.

Executive Compensation Process

Compensation Committee. The Committee assists our board of directors in administering our executive compensation program. The responsibilities assigned to the Committee by its charter are summarized earlier in this proxy statement under the heading "Board Meetings and Committees of the Board of Directors-Compensation Committee."

The Committee meets frequently, both in conjunction with regularly scheduled meetings of the board of directors and in special meetings. The Committee generally follows a practice of addressing certain significant recurring matters in conjunction with various regularly scheduled meetings of the board of directors. For example, the Committee generally considers adjustments to base salaries for executive officers at the Committee meeting held in conjunction with the February board meeting.

The agenda for each Committee meeting generally results from discussions among Ms. Carter, the Committee's chairman, and one or more of our chairman of the board of directors, other members of the board of directors, our Chief Executive Officer, our Executive Vice President and Chief Financial Officer, our Vice President, General Counsel and Corporate Secretary, and our Executive Director, Human Resources.

The Committee's charter requires ratification by the full board of directors of the Committee's decisions about compensation for the named executive officers. To seek ratification, Ms. Carter reports on the Committee's decisions at meetings of the board of directors. She generally reports when the board meets in executive session with only the directors present. Mr. Chandler excuses Mr. Moore when the board is discussing his compensation and at other times that Mr. Chandler considers appropriate so that board members are able to openly discuss compensation matters. A representative of our outside legal counsel for corporate governance matters also attends some of these executive sessions. In connection with Ms. Carter's reports, the board of directors generally receives, or is provided access to, the same market information for compensation of executive officers that is received by the Committee.

Compensation Consultants. The Committee seeks independent advice from compensation consultants on specific matters on a project-by-project basis as it deems necessary. The Committee has full, independent authority to retain and approve the compensation and terms of engagement for any compensation consultant whose assistance the Committee deems appropriate in connection with the performance of its duties, including the evaluation or determination of the compensation of our executive officers. The Committee generally looks to consultants for market information rather than recommendations about compensation for individual executive officers. The Committee sometimes discusses a project directly with the consultant, and sometimes provides directions to members of management who then work with the consultant and report back to the Committee. Depending on the project, the consultant may provide materials directly to the Committee or to management.

In early 2008, management worked with Towers Perrin to develop market information for the Committee's review in connection with the Committee's annual consideration of adjustments to the base salaries of executive officers. In 2008 and previous years, management retained Towers Perrin on the Company's behalf to provide actuarial services for our benefit plans. In the view of the Committee, these services and related fees did not adversely affect the independence of Towers Perrin or the ability of Towers Perrin to provide the Committee objective advice, in part because these fees are immaterial in amount to Towers Perrin.

In mid-2008, after the Committee decided to undertake the comprehensive review and evaluation of the executive compensation program mentioned above, the Committee conducted a search for a compensation consultant to assist the Committee in this effort. Following consideration of proposals solicited from several potential consultants, and interviews by the Committee of two final candidates, the Committee selected Hewitt Associates ("Hewitt") to act as its consultant. As part of its work, Hewitt worked with management to develop market information for the Committee's review in connection with the Committee's annual consideration in February 2009 of adjustments to the base salaries of executive officers. Hewitt has not previously provided services to the Committee or the company.

Participation of Executive Officers. Various aspects of the Committee's evaluation and determination of executive officer compensation involve some of our executive officers and members of senior management. The extent of their involvement depends on the matter under consideration. Executive officers, including Mr. Moore, did not work with the board of directors or the Committee in establishing measures or targets that affect their own compensation and did not participate in the Committee's discussions about their own compensation or attend the portions of the Committee or board of directors meetings when their own compensation was discussed. However, a few of the executive officers, including Mr. Moore, attended portions of Committee discussions about compensation for executive officers generally and compensation for other executive officers. Further, Mr. Moore made recommendations to the Committee for the compensation of other executive officers. As noted above, management may work with compensation consultants to provide information requested by consultants for their reports to the Committee. Management also assisted the Committee with the compensation consultant search. In both 2008 and 2009, executive officers, including Mr. Moore, did not meet with compensation consultants on an individual basis regarding their own compensation. In both 2008 and 2009, as requested, management provided previous market data reports and descriptions of executive duties to Towers Perrin and Hewitt in connection with their reports to the Committee. In the view of the Committee, this involvement by management did not hinder the ability of the Committee to make independent decisions about executive officer compensation during these periods.

Executive Officer Compensation Program Structure

The primary components of our current executive officer compensation program are cash compensation, consisting of base salary and dividend equivalents (discussed below), and long-term incentive compensation in the form of restricted share unit awards. Our executive compensation program does not currently include an annual cash bonus. It has been the Committee's belief that our executive officers are provided an appropriate incentive through the potential for appreciation in the price of our common stock received when restricted share units vest. In addition, executive officers receive other benefits received by all of our employees, including 401(k) plan matching contributions, group life insurance benefits and participation in our pension plan. We have also entered into change in control agreements with our executive officers other than Mr. Moore.

In the past, the Committee has generally set base salary and target annual total compensation (consisting of base salary, dividend equivalents and the value of the portion of restricted share awards that vest annually) at amounts that approximate the median level of base salary and target annual total compensation in the national market for similar positions at comparably sized utilities. National market data has been used because we compete for executive talent on a national basis. The median level of compensation has been used because we believe our executive officer compensation is competitive at that level. Please see the discussion below under "Benchmarking" for more information about how we obtain comparable market median compensation data, and in particular how our compensation consultants have used statistical methods to correlate national market data to compensation for a utility with revenues comparable to our revenues.

In accord with the Committee's overall approach, differences among officers in base salary and target annual total compensation principally reflect differences in median compensation levels for similar positions at comparably sized utilities. In addition, the Committee may adjust base salary and target annual total compensation to reflect the responsibilities of an individual executive officer relative to the responsibilities associated with a position in the market data. Further, actual base salary and target annual total compensation reflects each officer's experience and the Committee's or the chief executive officer's subjective evaluation of his or her contribution and performance. Target compensation may also be adjusted in situations where an executive officer has taken on a developmental assignment. While we have not adopted a policy regarding the relationship of compensation among our named executive officers or other employees, in setting base salary and target annual total compensation the Committee takes into account the appropriateness of the compensation of an individual executive officer relative to the compensation of our other executive officers.

In early 2009, the Committee reviewed executive officer base salaries for adjustment. While not expressly deciding to change its past practice of targeting base salaries to an amount that approximates the median level of base salary in the national market for similar positions at comparably sized utilities, the Committee's decisions reflected the Committee's view that information about the market median is not precise, and that it is appropriate to consider a range around the market median as approximating market compensation. The Committee's decisions also reflected concerns, in light of the almost unprecedented turmoil in the economy and financial markets in late 2008 and early 2009, about whether market data collected earlier in 2008 reflected current market levels of compensation. As part of its ongoing review of the executive compensation program, the Committee is evaluating whether to expressly acknowledge a change in its past practice and a move to a range around the market median, and whether this change will also be made to how it sets target annual total compensation when the current three-year awards of restricted share units vest.

Cash Compensation. The total cash compensation for our executive officers, including the named executive officers, consists of base salary and dividend equivalents on restricted share units. In the past, the Committee has generally targeted base salary for our executive officers to the median level of base salary in the national market for persons holding similar positions at comparably sized utilities. Individual base salary may be adjusted for the reasons discussed above. The Committee reviews information about the total cash compensation of our executive officers, but has not targeted total cash compensation at a particular level, unlike base salary and annual total compensation. Because our executive compensation program does not include an annual cash bonus, total cash compensation for our executive officers is typically significantly less than the relevant market median of total cash compensation.

Long-Term Incentive Compensation. From time to time, the Committee awards long-term incentive compensation in the form of restricted share units to our executive officers, including the named executive officers, and other key employees who the board of directors or management believes are in a position to positively affect our long-term success through the formation and execution of our business strategies. Each restricted share unit represents the right upon vesting to receive one share of our common stock. In addition, each restricted share unit gives the holder the right to receive a cash payment at the same time and equal in amount to each dividend paid on one share of our common stock. This right to receive a cash payment is referred to as a dividend equivalent.

In the past, the Committee targeted restricted share unit award levels to provide executive officers target annual total compensation in an amount that, at the time of the award, approximated the median level of target annual total compensation in the national market for similar positions at comparably sized utilities. Target annual total compensation may be adjusted for the reasons discussed above. We use the closing price of our common stock on the trading day immediately preceding the date of an award of restricted share units to determine the value of the award for this purpose. We do not time these awards based on announcements of material information or stock price as of any particular date.

The current awards are designed to provide total compensation above the target market median if our common stock price significantly increases after the award, but below the target market median if our common stock price significantly decreases after the award. Further, dividend equivalents change in the same amount as dividends paid on our common stock. Consequently, we believe restricted share units: (1) focus management's efforts on performance that will create shareholder value and increase the price of our common stock; (2) align the interests of management directly with those of our shareholders; (3) provide a competitive long-term incentive opportunity; and (4) provide a retention incentive for key employees because they vest over time. In addition, we believe it is easier for our investors to understand long-term compensation tied to restricted share units than other forms of long-term awards such as options where valuation of the awards is more complex and less transparent.

In 2007, the Committee approved three-year awards of restricted share units to our executive officers, with the awards vesting in one-third annual increments over three years based solely on the passage of time, subject to the officer continuing to be employed by us on each anniversary of the award date.

The Committee and the board of directors have extensively discussed the advantages and disadvantages of awarding restricted share units with vesting based solely on the passage of time. It has been the belief of the Committee and the board of directors that this structure is appropriate because it aligns the interests of executive officers and shareholders by ensuring that executive officers will receive compensation higher than the target market median only when our shareholders have benefited from appreciation in our stock price and, conversely, that executive officers will receive compensation lower than the target market median when our shareholders have experienced a decline in our stock price. This alignment occurred in 2008 as demonstrated in the table below under "Changes to Named Executive Officer Compensation" which shows that the actual value on the vesting date of restricted share units vesting in 2008 was less than the target annual value of restricted share units vesting in 2008. We expect the amount by which target value exceeds actual value to be significantly greater in 2009 than in 2008 based on our current stock price. However, the Committee and the board of directors recognize that this structure eliminates the risk that an executive officer's restricted share units will not vest if the Company's performance does not meet specific performance measures, provided the executive officer continues to be employed through the applicable vesting dates. The vesting requirements for prior awards of restricted share units also take into account other aspects of our overall executive officer compensation program, including the retirement benefits we provide to our executive officers.

Review of Compensation Program Structure. We have utilized the general structure of the current executive officer compensation program since late 2002. Subsequently, and prior to the review begun in 2008, the Committee and board of directors reviewed the objectives and structure of our executive officer compensation program several times, usually when evaluating changes to the compensation of named executive officers. In these instances, the Committee discussed the structure of our executive officer compensation program, including the absence of an annual cash bonus, which is typically part of an executive compensation program, and the award of restricted share units with vesting based solely on the passage of time. In connection with these discussions, the Committee reviewed or discussed alternative compensation programs that are consistent with a more commonly structured executive compensation program and the differences between our short-term and long-term compensation programs and compensation programs used by many other utilities.

In meetings in late 2008, the Committee had extensive discussions about the components and structure of executive compensation programs currently prevalent in the utility industry, the advantages and disadvantages of our current executive compensation program, and a range of possible changes to our executive compensation program, with a focus on whether the program should include a short-term incentive, whether all or a portion of awards of restricted share units should vest based on the achievement of performance targets, and possible performance metrics. Over the remainder of 2009, it is the Committee's intention to continue its evaluation of our executive compensation program and potential design changes and to be in a position to adopt any changes effective in 2010 should it decide to do so.

Benchmarking

The Committee reviews market information about compensation for executive officers of comparably sized utilities when reviewing proposed changes to the compensation of our executive officers, which occurred in February 2008 and February 2009.

In February 2008, the Committee relied principally on market information provided by Towers Perrin that was derived from Towers Perrin's 2008 Energy Services Industry Executive Compensation Database. In the discussion below, we refer to this database as the "Towers Perrin Database." This database is an annual compilation prepared by Towers Perrin of compensation for executive officer positions at a broad group of energy and utility companies. At various times, management directed Towers Perrin to provide market information for the positions held by our executive officers. After discussing each position with management, including the duties and responsibilities associated with each position, Towers Perrin obtained data from its database for positions that in its judgment most closely corresponded to the positions held by our executive officers. Towers Perrin aggregated the data for the identified positions and used regression analysis to correlate the data to compensation for a utility with total revenues comparable to our revenues. The reports provided to the Committee showed market information for base salary, target total cash compensation and target annual total compensation for each position at the market median.

When reviewing proposed changes to the compensation of our executive officers in February 2008, the Committee also reviewed market information for compensation of executive officers at utilities included in a peer group determined in connection with a study of director compensation prepared by an independent consultant in December 2007 for our Nominating and Corporate Governance Committee. In the discussion below, we refer to this peer group as a "Compensation Peer Group." When we state that the Committee reviewed information for the Compensation Peer Group, this means management obtained compensation data from the Towers Perrin Database for positions at utilities in the Compensation Peer Group comparable to the positions held by our executive officers and for which information was available from the Towers Perrin Database. The companies for which data is available from the Towers Perrin Database changes each year based on participation in the Towers Perrin study.

The December 2007 Compensation Peer Group included the following companies:

Alliant Energy Corp.	Great Plains Energy, Inc.	Portland General Electric Company
Atmos Energy	IDACORP, Inc.	Puget Energy, Inc.
Avista Corp.	Integrys Energy Group, Inc.	SCANA Corp.
Allegheny Energy, Inc.	NSTAR	Sierra Pacific Resources
DPL, Inc.	OGE Energy Corp.	TECO Energy, Inc.
Duquesne Light Holdings, Inc.	PNM Resources, Inc.	Unisource Energy Corp.

In 2007, companies in the December 2007 Compensation Peer Group (excluding Duquesne Light Holdings, Inc.) had average revenues of $3.36 billion and median revenues of $3.27 billion. Our revenues for calendar year 2007 were $1.73 billion.

When reviewing proposed changes to the compensation of our executive officers in February 2009, the Committee relied principally on market information provided by Hewitt that was derived from its database of utility industry companies comparable in size to Westar. After discussing each position with management, including the duties and responsibilities associated with each position, Hewitt obtained data from its database for positions that in its judgment most closely corresponded to the positions held by our executive officers. Hewitt aggregated the data for the identified positions and used regression analysis to correlate the data to compensation for a utility with total revenues comparable to our revenues. Hewitt validated the information obtained in this analysis by comparing it to information available from proxy statements filed in 2008 by a group of peer utilities determined in December 2008 in connection with Hewitt's work for the Committee. The reports provided to the Committee showed market information for base salary at the market median and at the 10th, 25th and 75th and 90th percentiles of the market data. The reports provided to the Committee also showed market information for median annual total compensation at the market median and at the 25th and 75th percentiles of the market data.

The December 2008 Compensation Peer Group included the following companies:

Alliant Energy Corp.	El Paso Electric Company	Portland General Electric Company
ALLETE, Inc.	Great Plains Energy, Inc.	Puget Energy, Inc.
Avista Corp.	IDACORP, Inc.	SCANA Corp.
Allegheny Energy, Inc.	NSTAR	TECO Energy, Inc.
Black Hills Corporation	NV Energy, Inc.	Unisource Energy Corp.
Cleco Corporation	OGE Energy Corp.	
DPL, Inc.	PNM Resources, Inc.	

In 2008, companies in the 2008 Compensation Peer Group had average revenues of 2.33 billion and median revenues of $1.7 billion. Our revenues for 2008 were $1.84 billion.

Changes to Named Executive Officer Compensation

2008

In February 2008, the Committee met to consider annual adjustments to the base salaries of all executive officers, including all of the named executive officers. At this time, the Committee did not consider restricted share unit awards for any of the executive officers, including all of the named executive officers, because three-year awards of restricted share units were made in 2007.

The Committee reviewed market information obtained from Towers Perrin based on the 2008 Towers Perrin Database showing base salary, target total cash compensation and target annual total compensation at the market median for the positions held by these officers. The Committee also reviewed market information obtained from Towers Perrin for the December 2007 Compensation Peer Group showing base salary, target total cash compensation and target annual total compensation at the market median for the positions held by these officers. After reviewing and discussing this information, the Committee approved new base salaries for the named executive officers (Mr. Moore, $630,000; Mr. Sterbenz, $435,000; Mr. Ruelle, $420,000; Mr. Irick, $243,000 and Mr. Ludwig, $226,000), to be effective in April 2008.

In reaching its decision about Mr. Moore's new base salary, which reflected an annual increase of $30,000, the Committee considered data showing that Mr. Moore's base salary was approximately 9% below the market median and his target annual total compensation was approximately 37% below the market median. Mr. Moore's new base salary was approximately 5% below the market median and his resulting new target annual total compensation was approximately 35% below the market median.

Taking into account the adjustments discussed above, the following table shows prior base salaries, and the new base salaries and new target annual total compensation resulting from the adjustments to base salaries, to be effective April 1, 2008 for the named executive officers:

Name	Prior Base Salary ($)	New Base Salary ($)	New Target Annual Total Compensation ($)(1)
William B. Moore	600,000	630,000	1,405,000
Douglas R. Sterbenz	415,000	435,000	1,020,000
Mark A. Ruelle	400,000	420,000	921,200
Larry D. Irick	229,000	243,000	531,400
James J. Ludwig	215,000	226,000	401,000

(1) These amounts consist of base salary, dividend equivalents and the value of the portion of restricted share unit awards that vest annually. The value of annual installments of restricted share unit awards is calculated using the closing price of our common stock on the trading dates immediately preceding the dates in 2007 when the awards were granted, rather than the market value in February 2008.

The following table shows the difference between the target annual value of restricted share unit awards included in 2008 target annual total compensation and the actual value of restricted share units ("RSU") on the applicable vesting dates for each of the named executive officers.

Name	Target 2008 Annual RSU Value ($)(1)	Actual 2008 RSU Value on Vesting Date ($)
William B. Moore	704,072	672,070
Douglas R. Sterbenz	541,254	523,500
Mark A. Ruelle	464,684	455,734
Larry D. Irick	267,456	219,648
James J. Ludwig	161,156	135,342

(1) The value of annual installments of restricted share unit awards is calculated using the closing price of our common stock on the trading dates immediately preceding the dates in 2007 when the awards were granted.

2009

In February 2009, the Committee met to consider annual adjustments to the base salaries of all executive officers, including all of the named executive officers. At this time, the Committee did not consider awards of restricted share units for any of the executive officers other than Mr. Moore because three-year awards of restricted share units were made in 2007.

The Committee reviewed market information obtained from Hewitt based on the 2008 Hewitt Database showing base salary and target annual total compensation at the market median and at other percentiles of the market median for the positions held by these officers. The Committee also reviewed recommendations by Mr. Moore for adjustments to the base salaries of all executive officers, including all of the named executive officers other than Mr. Moore. Because of the almost unprecedented turmoil in the economy and financial markets in late 2008 and early 2009, the Committee had concerns whether the market information, which was based on data collected earlier in 2008, reflected current market levels of compensation. The Committee was also concerned about the impact economic conditions would have on the company in 2009. Based principally on these considerations, the Committee decided that the overall increase in base salaries for all of the executive officers excluding Mr. Moore should be limited to four percent of the aggregate amount of the current base salaries for these officers. The Committee directed Mr. Moore to provide a revised recommendation for adjustments to base salaries of the executive officers. Mr. Moore provided a revised recommendation to the Committee based principally on officer performance in 2008 and the gap between current base salary for an officer and the market median base salary. The Committee subsequently approved this recommendation in early March 2009.

In early March 2009, the Committee also considered an adjustment to the compensation of Mr. Moore. The market information provided to the Committee by Hewitt showed that Mr. Moore's base salary was approximately 11% below the market median base salary, and that his target annual total compensation was approximately 46% below the market median target annual total compensation. The Committee decided not to increase Mr. Moore's base salary for the reasons stated in the preceding paragraph for establishing a cap on the increase in the aggregate base salaries of the other executive officers. However, because of the significant gap between Mr. Moore's target annual total compensation and the market median target annual total compensation, the Committee approved an award to Mr. Moore of 30,000 restricted share units that will vest in one year subject to Mr. Moore continuing to be employed by us at that time. The market information provided to the Committee by Hewitt showed that Mr. Moore's new target total annual compensation would be approximately 24% below the market median target annual total compensation.

Taking into account the adjustments discussed above, the following table shows prior base salaries, and the new base salaries and new target annual total compensation resulting from the adjustments to base salaries, to be effective April 1, 2009 for the named executive officers.

Name	Prior Base Salary ($)	New Base Salary ($)	New Target Annual Total Compensation ($)(1)
William B. Moore	630,000	630,000	1,884,572
Douglas R. Sterbenz	435,000	435,000	1,026,654
Mark A. Ruelle	420,000	420,000	927,644
Larry D. Irick	243,000	256,000	546,496
James J. Ludwig	226,000	246,000	421,556

(1) These amounts consist of base salary, dividend equivalents and the value of the portion of the restricted share unit awards that vest annually. The value of annual installments of restricted share unit awards is calculated using the closing price of our common stock on the trading dates immediately preceding the dates in 2007 when the awards were granted, rather than the market value in February or March 2009.

Other Benefit Programs and Perquisites

Our executive officers have the opportunity to participate in employee benefit programs available to all of our non-union employees, including the employees' 401(k) savings plan, medical, dental and life insurance programs, a defined benefit pension plan and assistance with moving expenses in some instances. Executive officers, including the named executive officers, do not receive any other "perquisites" or special benefits such as car allowances, discretionary allowances, personal expense reimbursements, personal use of aircraft or country club memberships. From time to time, the Committee considers one-time arrangements or payments that it considers appropriate, such as the tax-related payments described under the Summary Compensation Table.

Pension and Retirement Plans

Our executive officers, including the named executive officers, participate in the same defined benefit pension plan that we make available to all of our employees. We do not provide our executive officers a supplemental "make-up" or "make-whole" pension plan that provides for the accrual of pension benefits with respect to compensation over the Internal Revenue Service maximum.

We recognize that the retirement benefits provided to our executive officers under our pension plan are substantially less favorable than the retirement benefits provided to the executive officers of many other utilities. As noted above, we do not provide a supplemental pension plan for executive officers, which is common in the utility industry, and the compensation of our executive officers is weighted towards stock, which is not included in the calculation of benefits under our pension plan. We believe, however, that given our current executive compensation program structure, the absence of these retirement benefits has not impeded our ability to attract and retain talented executive officers because our base salary and annual total compensation are competitive and provide executive officers the ability to accumulate substantial assets over time. If our stock price increases, executive officers should make up the deficiency in our retirement benefits relative to the market through the increased value of their restricted share unit awards.

In addition to their benefits under our pension plan, Mr. Moore and Mr. Ruelle accrued vested benefits for periods of employment prior to rejoining us as officers in late 2002 and early 2003 under an executive salary continuation plan. These officers are not accruing additional benefits under this plan in connection with their current employment, and none of the other named executive officers are accruing benefits under this plan. Mr. Moore is receiving monthly payments of his vested benefits under this plan. In addition, Mr. Moore accrued vested benefits under the Kansas Gas and Electric Company Deferred Compensation Plan for a period of employment prior to rejoining us as an officer in late 2002. Please see "Pension Benefits" below for a more detailed discussion of the benefits provided to our named executive officers under these plans. The Committee has not taken into account these benefits related to prior periods of employment in setting current compensation for Mr. Moore and Mr. Ruelle.

Post-Termination Executive Compensation

Our general philosophy is that an executive officer at termination of employment should only be paid compensation earned to the date of termination, except in the event of a change in control as discussed further below. In the event of a change of control, if we terminate an executive officer's employment other than for cause, the executive officer terminates his or her employment for good reason, or the executive officer's employment terminates on account of death, disability or normal retirement, the compensation paid generally would include unpaid base salary, unused accrued vacation, and if the executive officer has retired, accumulated sick leave up to 30 days. In addition, the compensation paid would include a prorated portion of any unvested restricted share units awarded to executive officers starting in 2007. However, if an executive officer voluntarily terminates his or her employment prior to normal retirement, or if we terminate an executive officer's employment for cause, the executive officer generally would be entitled only to receive unpaid salary and unused accrued vacation, and the executive officer would not receive a prorated portion of any unvested restricted share units. In addition, executive officers would retain the benefits they have accrued under our pension plan. Please see the table titled "Potential Payments Upon Termination or Change in Control" below for the amount of the benefits payable to each of our named executive officers following a termination of employment under various circumstances.

Change in Control Agreements

The possibility of a change in control can create uncertainty and generate questions among management that may result in the departure or distraction of management personnel to the detriment of the Company and its shareholders. Accordingly, the Committee and the board of directors have taken steps to both minimize the risk that our executive officers will depart prior to a change in control, and to reinforce and encourage the continued attention and dedication of executive officers to their assigned duties without distraction in circumstances arising from the possibility of a change in control. The board of directors believes it important, in the event we or our shareholders receive a proposal for transfer of control, that our executive officers be able to continue their management responsibilities without being influenced by the uncertainties of their own personal situations.

The board of directors has authorized change in control agreements for all of our executive officers other than Mr. Moore. The board of directors has not authorized change in control agreements for Mr. Moore, principally, as discussed above, because he is receiving post-employment benefits from a prior period of employment with us. The board of directors believes these arrangements currently provide adequate protection to Mr. Moore, but the Committee reviews the status of these arrangements periodically.

The board of directors believes that the payments that could be made under the change in control agreements are reasonable because of the amounts involved and, among other things, (i) no payments are made to executive officers unless there is both a change in control and subsequently a change in employment situation (this is commonly referred to as a "double-trigger" provision); (ii) the agreements provide for a two times payment multiple; (iii) if necessary to avoid tax penalties, the payments are reduced to the maximum amount that can be paid without triggering tax penalties; (iv) there are no "gross-up" payments to executive officers for taxes they incur as a result of receiving the change in control payments; and (v) we have the right to terminate the agreements with 180 days notice at any time prior to a change in control.

Please see "Potential Payments Upon Termination or Change in Control" below for a more detailed description of the terms of the change in control agreements and the amount of the benefits payable to each of our named executive officers in the event of the termination of his employment for various reasons following a change in control.

Deferred Compensation

We do not have a deferred compensation plan for cash compensation paid to any of the executive officers, including the named executive officers. However, we have a plan that authorizes the Committee, at its discretion, to permit executive officers to defer the receipt of shares of common stock that would otherwise be issued upon the vesting of restricted share units. The Committee may permit deferral of stock awards when we would not otherwise be able to take a tax deduction for compensation expense related to the receipt of shares upon the vesting of restricted share units. See the Nonqualified Deferred Compensation table later in this proxy statement for information about deferrals by Mr. Moore. When he was previously employed by our subsidiary, Kansas Gas and Electric Company, Mr. Moore participated in a deferred compensation plan pursuant to which he deferred a portion of his cash compensation from 1983 through 1991. We discuss this deferred compensation in more detail below in the section titled "Pension Benefits-KGE Deferred Compensation Plan."

Stock Ownership Requirements

Our stock ownership requirements require each executive officer to own an amount of our common stock having a value equal to a multiple of the officer's base salary. The multiple ranges from two to five times base salary, depending upon the position of the executive officer. The Committee believes these requirements further align the interests of executive officers with the interests of our shareholders by ensuring our executive officers have a significant long-term stake in the Company and are subject to the risks of equity ownership. The current requirements are five times base salary for Mr. Moore, three times base salary for Mr. Ruelle, Mr. Sterbenz and Mr. Ludwig, and two times base salary for Mr. Irick. The Committee reviews compliance with the stock ownership requirements on an annual basis, and did so most recently at the February 2009 Committee meeting. As of February 9, 2009, each of the named executive officers except Mr. Ruelle and Mr. Ludwig satisfied the applicable requirement. We determine whether the requirements have been met using our closing stock price on the last trading day of the immediately preceding calendar year. Because our stock price declined in 2008, the number of shares required to satisfy the requirement increased. While Mr. Ruelle and Mr. Ludwig were in compliance with the requirement in 2008, they ceased to be in compliance because the change in stock price increased the number of shares they were required to hold. Both are expected to be in compliance in the future upon the vesting of restricted share units. Unvested restricted share units do not count towards satisfying the stock ownership requirement. We expect executive officers to achieve the applicable ownership requirement through the vesting of restricted share units within five years of the later of the adoption of the stock ownership requirements or their appointment to an executive officer position. If the executive officer's required level of stock ownership has been met, the executive officer may sell any additional shares owned during authorized trading periods.

Tax Deductibility of Compensation

Under Section 162(m) of the Internal Revenue Code, we may not deduct certain forms of compensation in excess of $1 million paid to any of the named executive officers other than the chief financial officer. Certain performance-based compensation is specifically exempt from the deduction limit. The Committee considers deductibility of compensation for federal income tax purposes in structuring our executive compensation program; however, to maintain flexibility in compensating executive officers in a manner designed to promote our various goals, the Committee does not necessarily design compensation programs solely for tax purposes. For example, while our Long Term Incentive and Share Award Plan was designed to permit the Committee to grant performance-based awards that are exempt from the deduction limit, our restricted share units, as currently designed, are not eligible for the performance-based exemption from the Section 162(m) deduction limit.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with the Company's management the Compensation Discussion and Analysis included in this proxy statement. Based on that review and discussion, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

The Compensation Committee

Mollie H. Carter, Chairman
B. Anthony Isaac
Sandra A.J. Lawrence
Michael F. Morrissey

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

The following tables, narrative and footnotes discuss the compensation for 2006, 2007 and 2008 of our named executive officers, except that no 2006 information is included for Mr. Ludwig because he was not a named executive officer in 2006.

SUMMARY COMPENSATION TABLE

Name & Principal Position	Year	Salary ($)	Stock Awards ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
William B. Moore	2008	622,500	714,513	365,492	11,527	1,714,032
President and Chief	2007	525,000	618,186	276,068	176,382	1,595,636
Executive Officer	2006	401,042	94,346	112,070	10,490	617,948
Douglas R. Sterbenz	2008	430,000	550,741	40,002	113,568	1,134,311
Executive Vice President and	2007	361,875	552,607	47,458	10,752	972,692
Chief Operating Officer	2006	275,000	163,392	10,884	290,165	739,441
Mark A. Ruelle	2008	415,000	474,171	55,205	11,159	955,535
Executive Vice President and	2007	372,159	477,241	52,146	10,752	912,298
Chief Financial Officer	2006	275,000	85,737	8,838	10,201	379,776
Larry D. Irick	2008	239,500	267,456	50,433	13,444	570,833
Vice President, General Counsel	2007	225,750	269,493	61,081	10,718	567,042
and Corporate Secretary	2006	205,750	231,797	17,192	136,541	591,280
James J. Ludwig	2008	223,250	161,156	48,405	41,256	474,067
Executive Vice President, Public Affairs and Consumer Services	2007	191,300	122,076	11,722	13,573	338,671

Salary

The amounts reported in the Salary column of the Summary Compensation Table reflect different salaries paid in the indicated years for different periods. See the Compensation Discussion and Analysis section of this proxy statement above for additional discussion about adjustments to base salaries.

Stock Awards

For 2008, the reported dollar value in the Stock Awards column of the Summary Compensation Table is equal to the compensation expense recognized in our 2008 financial statements for awards of restricted share units made to the named executive officers in 2007. The compensation expense was determined under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004) Share-Based Payment ("SFAS 123R"). The determination of compensation expense under SFAS 123R takes into account, among other things, the number of restricted share units awarded, dividend equivalents related to the restricted share units, the grant date fair value of the restricted share unit awards, and the conditions to vesting of the restricted share unit awards. For additional information about the assumptions we used in calculating such compensation expense, see Note 11 in our Notes to Consolidated Financial Statements, Employee Benefit Plans, *Stock Based Compensation Plans*, found in our Annual Report on Form 10-K for the year ended December 31, 2008, which is incorporated herein by reference.

The reported dollar value of compensation expense in the Summary Compensation Table is different from the market value of restricted share units on the date of vesting in 2008 (see the Option Exercises and Stock Vested table below).

In January 2007, we awarded Mr. Moore, Mr. Sterbenz and Mr. Ruelle, 59,100, 53,700 and 53,700 restricted share units, respectively, that vest in equal annual installments over three years. In April 2007, we awarded Mr. Irick and Mr. Ludwig, 28,800 and 12,300 restricted share units, respectively, that vest in equal annual installments over three years. In July 2007, we awarded Mr. Moore, Mr. Sterbenz and Mr. Ludwig, 23,400, 9,300 and 5,700 restricted share units, respectively, that vest in equal annual installments over three years.

Pension Benefits

Amounts reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column of the Summary Compensation Table reflect the aggregate change during 2008 in the actuarial present value of each named executive officer's accumulated pension benefits. The material terms of our pension plans and the assumptions and methods used to determine these amounts are described following the Pension Benefits section of this proxy statement below.

All Other Compensation

The following table identifies the amount of each item included in the All Other Compensation column of the Summary Compensation Table.

Name	401(k) Plan (1) ($)	Life Insurance (2) ($)	Discount on Stock for Compensation Program (3) ($)	Relocation Benefit (4) ($)	Taxable Promotional Items (5) ($)	Reimbursement for Taxes (6) ($)	Guardian Deferred Dividends (7) ($)	Interest on Guardian Deferred Dividends (8) ($)	Total ($)
William B. Moore	10,350	1,049	—	—	128	—	—	—	11,527
Douglas R. Sterbenz	10,350	742	—	—	223	—	74,030	28,223	113,568
Mark A. Ruelle	10,350	715	—	—	94	—	—	—	11,159
Larry D. Irick	10,350	409	118	—	24	—	1,759	784	13,444
James J. Ludwig	10,046	384	—	20,518	94	10,214	—	—	41,256

(1) Amounts reflect matching contributions to the Employees' 401(k) Savings Plan for the named executive officers.

(2) Amounts reflect premiums paid on term life insurance for the benefit of the named executive officers under our group term life insurance plan provided to all non-union employees.

(3) Amount reflects the value of discounts received by Mr. Irick on shares purchased through the reinvestment of dividends that were paid on deferred shares of our common stock held under a stock for compensation program that was discontinued in 2000.

(4) Amount reflects payments to Mr. Ludwig associated with his relocation at our request to Wichita, Kansas, following his appointment as Executive Vice President, Public Affairs and Consumer Services in 2007.

(5) Amounts reflect the aggregate value of promotional items received by the named executive officers. At some company-organized events, such as those for training, planning, leadership and employee recognition, we provided employees, including the named executive officers, various items with the company or a related logo, such as shirts, jackets, mugs and books. These amounts also include tax gross-up payments related to the items.

(6) Amount reflects tax gross-up payments related to the relocation benefits under item (4) for Mr. Ludwig.

(7) Amounts reflect deferred dividends paid to Mr. Sterbenz and Mr. Irick on shares of Guardian International, Inc. ("Guardian") preferred stock. The shares of Guardian preferred stock were formerly linked to restricted

share units awarded to Mr. Sterbenz and Mr. Irick in 2002, which subsequently vested in 2004 and 2005. The Guardian preferred stock was redeemed in 2006 and the dividend and interest amounts were paid to Mr. Sterbenz and Mr. Irick in February and March of 2008, respectively. Compensation related to these awards was previously reported in our proxy statements for the 2003 and 2006 annual meetings of shareholders.

(8) Amounts reflect interest on Guardian deferred dividends paid to Mr. Sterbenz and Mr. Irick.

Dividend Equivalents

Each of the named executive officers received dividend equivalents on unvested restricted share units during 2008 (Mr. Moore, $82,927; Mr. Sterbenz, $55,348; Mr. Ruelle, $45,645; Mr. Irick, $27,264; and Mr. Ludwig, $18,731). These amounts are not required to be reported in the Summary Compensation Table because dividend equivalents are paid on restricted share units in an equal amount to the dividends paid on an equal number of shares of our common stock and dividend equivalents are already factored into the grant date fair value of restricted share unit awards. As discussed in the Compensation Discussion and Analysis section of this proxy statement, dividend equivalents are taken into account in establishing the annual total compensation for named executive officers.

GRANTS OF PLAN-BASED AWARDS

No grants of restricted share units were made to the named executive officers in 2008.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth information about the market value at December 31, 2008, of unvested restricted share units held by the named executive officers.

	Stock Awards	
Name	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)
William B. Moore	55,000	1,128,050
Douglas R. Sterbenz	42,000	861,420
Mark A. Ruelle	35,800	734,258
Larry D. Irick	19,200	393,792
James J. Ludwig	13,000	266,630

For each named executive officer, the reported market value is equal to his total number of unvested restricted share units multiplied by our closing stock price on December 31, 2008 of $20.51 per share. The awards of the restricted share units that had not vested as of December 31, 2008, were made in the periods indicated below.

Name	Year of Award	Restricted Share Units (#)	Vesting Schedule
William B. Moore	2007	55,000	January 2, 2009 (19,700) July 2, 2009 (7,800) January 2, 2010 (19,700) July 2, 2010 (7,800)
Douglas R. Sterbenz	2007	42,000	January 2, 2009 (17,900) July 2, 2009 (3,100) January 2, 2010 (17,900) July 2, 2010 (3,100)
Mark A. Ruelle	2007	35,800	January 2, 2009 (17,900) January 2, 2010 (17,900)
Larry D. Irick	2007	19,200	April 2, 2009 (9,600) April 2, 2010 (9,600)
James J. Ludwig	2007	12,000	April 2, 2009 (4,100) July 2, 2009 (1,900) April 2, 2010 (4,100) July 2, 2010 (1,900)
	2001	1,000	Upon certain events(1)

(1) The restricted share units granted to Mr. Ludwig in 2001 will vest if the Company's stock price remains at $27.83 or above for a period of twenty consecutive trading days, or upon his death, disability or retirement, if any of those events occur prior to the expiration of the restricted share units on February 8, 2011.

OPTION EXERCISES AND STOCK VESTED

The following table sets forth information about the value of shares of our common stock received by the named executive officers as a result of the vesting of restricted share units in 2008.

Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
William B. Moore	42,283	1,023,598
Douglas R. Sterbenz	21,000	523,500
Mark A. Ruelle	17,900	455,734
Larry D. Irick	9,600	219,648
James J. Ludwig	6,000	135,342

In the case of Mr. Moore, the above table includes 14,783 shares of our common stock received as the result of the vesting of an equal number of restricted share units granted to Mr. Moore in 1999 and related to a period of employment prior to his rejoining us as an officer in December 2002.

The market value of the shares received by the named executive officers is based on our closing stock price on the date of vesting or the trading day immediately preceding the date of vesting in instances where the date of vesting was not a trading day. Each of the named executive officers forfeited shares for the payment of federal, state and FICA withholding taxes relating to the vesting of certain restricted share units (Mr. Moore, 4,436 shares; Mr. Sterbenz, 6,807 shares; Mr. Ruelle, 5,838 shares; Mr. Irick, 3,098 shares; and Mr. Ludwig,

1,978 shares). With respect to certain restricted share units, Mr. Moore forfeited shares for the payment of FICA withholding taxes (829 shares) because he had previously elected to defer receipt of the shares he otherwise would have received on the vesting of the restricted share units. Mr. Moore deferred 26,671 shares after the forfeiture of shares for the payment of FICA withholding taxes. Mr. Moore elected to have his deferred shares distributed to him in equal annual installments over a five-year period beginning on the first business day following the six-month anniversary of the termination of his employment.

PENSION BENEFITS

The following table sets forth, at December 31, 2008, the present value of accumulated benefits payable to the named executive officers under our pension plan, our Executive Salary Continuation Plan, and the Kansas Gas and Electric Company Deferred Compensation Plan.

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
William B. Moore	Retirement Plan (final average earnings)	22.4	462,189	—
	Retirement Plan (cash balance)	6.0	125,633	—
	Executive Salary Continuation Plan	22.4	2,112,686	163,769
	KGE Deferred Compensation Plan	n/a	1,476,472	—
Douglas R. Sterbenz	Retirement Plan (final average earnings)	11.6	188,699	—
Mark A. Ruelle	Retirement Plan (final average earnings)	10.5	76,173	—
	Retirement Plan (cash balance)	6.0	91,374	—
	Executive Salary Continuation Plan	10.5	82,263	—
Larry D. Irick	Retirement Plan (final average earnings)	9.6	213,852	—
James J. Ludwig	Retirement Plan (final average earnings)	12.3	136,134	—
	Retirement Plan (cash balance)	6.0	76,647	—

Retirement Plan

The Westar Energy, Inc. Retirement Plan (the "Retirement Plan") is a broad-based tax-qualified defined benefit pension plan in which generally all of our employees, including the named executive officers, are eligible to participate. Participation is automatic and begins after an eligible employee completes one year of credited service. All of the named executive officers are fully vested in their plan benefits.

The Retirement Plan uses two formulas to calculate benefits, a final average earnings formula for employees hired prior to January 1, 2002, and a cash balance formula for non-union employees hired (or re-hired) after December 31, 2001. "Final average earnings" generally means the average annual earnings of an employee measured over the sixty consecutive months that produce the highest monthly average within one hundred twenty consecutive months immediately preceding the employee's termination or retirement date. Earnings related to restricted share unit awards and dividend equivalents are not included in the calculation of final average earnings. In 2008, the Internal Revenue Code limited annual compensation that could be used in calculating pension benefits to $230,000.

Mr. Moore, Mr. Ruelle and Mr. Ludwig accrued vested benefits calculated under the final average earnings formula during periods of employment with us (or our subsidiary, Kansas Gas and Electric Company) prior to recommencing employment with us (Mr. Moore rejoined us in December of 2002 and Mr. Ruelle and Mr. Ludwig rejoined us in January of 2003). Mr. Moore, Mr. Ruelle and Mr. Ludwig are also accruing a benefit calculated under the cash balance formula as a result of their current employment. Mr. Sterbenz and Mr. Irick are accruing benefits calculated under the final average earnings formula as a result of their current employment.

Under the final average earnings formula, the accrued benefit for each plan participant equals:

(1) 1.5% times the participant's final average earnings plus .4% times the final average earnings in excess of covered compensation (certain wages subject to Social Security taxes) multiplied by credited service up to twenty years; plus

(2) .8% times the final average earnings plus .4% times the final average earnings in excess of covered compensation multiplied by credited service in excess of 20 years up to a maximum of 35 years.

Pension benefits accrued under the final average formula are paid as a monthly annuity generally for the participant's lifetime. The normal form of benefit for a married participant is a 50% joint and survivor annuity, which provides reduced monthly payments during the participant's lifetime and lifetime payments to the spouse following the participant's death in the amount of 50% of the reduced payments. Full benefits may be received when a participant reaches retirement age of 62 or age 60 with 35 years of service. Benefits are reduced if a participant elects to receive payments before achieving such age and years of service.

Under the cash balance formula, a bookkeeping account is established for each plan participant and credited with interest and contribution credits. Participants may elect to receive benefits accrued under the cash balance formula either as an annuity or as a lump sum distribution. Interest is credited on a monthly basis during a plan year to each participant's account using an annual rate of interest determined each December by a plan-specific formula. The formula uses the one-year Treasury Constant Maturities plus 1% and the 30-year Treasury Constant Maturities for the preceding November to determine the new annual rate of interest to be paid for the plan year. The annual interest rates applicable for 2006, 2007 and 2008 were 4.73%, 4.69% and 4.52%, respectively. Contribution credits are determined by multiplying the contribution rate applicable for each participant's age (based upon the first day of the month) by the participant's plan earnings for that particular month. Effective December 10, 2008, our board of directors approved a change in the contribution rates for the cash balance formula. Both the prior and current contribution rates are shown in the following table:

Age	Pre-December 31, 2008 Contribution Rates	Post-December 30, 2008 Contribution Rate
Less than 30	3%	4%
30 and above but less than 35	4%	5%
35 and above but less than 40	4%	6%
40 and above but less than 45	5%	7%
45 and above but less than 50	6%	8%
50 and above but less than 55	7%	9%
55 and above but less than 60	7%	10%
60 or more	7%	12%

We calculated the amounts in the Present Value of Accumulated Benefit column in the Pension Benefits table above based on the same assumptions used for financial reporting purposes with respect to the Retirement Plan in our 2008 consolidated financial statements. For each named executive officer, we calculated the present value of his accrued pension benefit as of December 31, 2008, using a discount rate of 6.10% and the RP-2000 combined healthy mortality tables for male and female annuitants, with mortality improvements projected as required by the Pension Protection Act of 2006 for 2009 funding valuations. Benefits were assumed to commence at the earliest unreduced retirement age (62) and to be made in the form of a life annuity. The calculations assume that the named executive officers continue to live and will work until the earliest unreduced retirement age.

We caution that the values reported in the Present Value of Accumulated Benefit column in the table above are hypothetical and are calculated and presented pursuant to SEC regulations and are based on assumptions used in preparing our audited 2008 consolidated financial statements. The Retirement Plan uses a different method of calculating actuarial present value for the purpose of determining a lump sum payment, if any, under the plan. The change in pension value from year to year is subject to volatility in interest rates and may not represent the value that a named executive officer will actually accrue under the Retirement Plan during any given year when based on the Retirement Plan's current definition of actuarial present value. As a result, the values in the table above do not represent the value that a named executive officer would receive from the Retirement Plan had he actually retired on December 31, 2008.

Executive Salary Continuation Plan

In addition to their benefits under our Retirement Plan, Mr. Moore and Mr. Ruelle accrued vested benefits for periods of employment prior to their rejoining us as officers in late 2002 and early 2003 under an executive salary continuation plan. Mr. Moore receives an annual benefit of $163,769 under the plan. The estimated annual benefit payable to Mr. Ruelle under the plan upon retirement at or after age 62 is $16,072.

We calculated the present value of the benefits as of December 31, 2008 for the executive salary continuation plan in the Present Value of Accumulated Benefits column in the Pension Benefits table using a discount rate of 6.10% and the RP-2000 combined healthy mortality tables for male and female annuitants, with mortality improvements projected as required by the Pension Protection Act of 2006 for 2009 funding valuations. For Mr. Ruelle, we calculated the present value of his benefit as a 15-year annuity. The 15-year period was reduced for Mr. Moore to reflect the fact that his benefits are currently in pay status. These two named executive officers are not accruing additional benefits under the plan as a result of their current employment. Mr. Sterbenz, Mr. Irick and Mr. Ludwig are not participants in this plan.

KGE Deferred Compensation Plan

Prior to our acquisition in 1992 of our subsidiary, Kansas Gas and Electric Company ("KGE"), KGE permitted certain employees to participate in the KGE Deferred Compensation Plan. Mr. Moore deferred a portion of his compensation from 1983 to 1991. Beginning the first day of the month following the day he attains age 65 or would have attained age 65 had he lived, Mr. Moore or his designated beneficiary will receive supplemental retirement income or survivor payments of $20,525 per month over a fifteen-year period pursuant to the plan. We have reported the benefits under this plan in the table above, and not in the Nonqualified Deferred Compensation table below, because the benefits payable to Mr. Moore are fixed, fully vested, payable to him at his normal retirement age, and not subject to reduction or termination in the event of termination of employment, early retirement, death or disability, which we believe makes these benefits equivalent to pension benefits.

NONQUALIFIED DEFERRED COMPENSATION

The following table sets forth information about compensation deferred by the named executive officers.

Name	Aggregate Balance at Last Fiscal Year End ($)
William B. Moore	1,921,643
Larry D. Irick	17,495

The aggregate balance for Mr. Moore is determined by multiplying 93,276 deferred restricted share units plus 417 deferred reinvested dividend equivalents earned on restricted share units by the closing market price of our common stock on December 31, 2008 of $20.51. The aggregate balance for Mr. Irick is determined by multiplying 646 stock units deferred under the Stock for Compensation program and 207 deferred reinvested dividend equivalents previously earned on restricted share units by the closing market price of our common stock on December 31, 2008 of $20.51. There are no earnings on the restricted share units deferred by Mr. Moore because he did not elect to defer receipt of the dividend equivalents associated with these restricted share units. Discounts related to reinvested dividends on the stock units deferred by Mr. Irick are reported in All Other Compensation in the Summary Compensation Table.

As discussed above under "Pension Benefits" in the paragraph titled KGE Deferred Compensation Plan, we report benefits payable to Mr. Moore under the KGE Deferred Compensation Plan as pension benefits.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Potential Payments Upon Termination

If the employment of any of the named executive officers terminates for any reason, he will receive a lump-sum cash amount equal to the sum of his base salary and any accrued vacation pay through the date of termination, to the extent not previously paid. In addition, restricted share units awarded to the named executive officer will vest on a prorated basis through the date of termination upon a Qualifying Termination. In the case of these executive officers, the term "Qualifying Termination" means termination by us other than for "Cause," termination by an officer for "Good Reason", or termination by reason of death, disability or normal retirement. The terms "Cause" and "Good Reason" have the same meanings given to such terms in the change in control agreements described below.

Potential Payments Upon Change in Control

On August 20, 2005, the board of directors approved change in control agreements for all of the named executive officers, except for Mr. Moore, which were executed in January of 2006. Under the change in control agreements, an officer is eligible to receive the following benefits if, within three years after a change in control, we terminate the officer's employment without "Cause" or the officer terminates his or her employment for "Good Reason":

- a severance payment equal to two times the sum of (1) the officer's base salary on the date of the change in control or, if higher, the date of termination, (2) the annual amount of the dividend equivalents payable to the officer, based on our annual dividend and the "Annual RSU Grant" (defined as the number of restricted share units awarded under the officer's most recent restricted share unit award divided by the number of years over which the award vests), and (3) the value of the officer's Annual RSU Grant (regardless of conditions for vesting) based on the higher of our stock price at the date of the change in control or the date of termination;

- a cash payment for accrued vacation and up to thirty days of accumulated sick leave;

- participation in our (or our successor's) welfare benefit plans for two years following termination (or until the officer is receiving comparable benefits from a new employer) on the same terms as benefits are provided to officers at the time of termination;

- a cash payment equal to the actuarial present value of pension plan benefits for two additional years of service; and

- we (or our successor) will cause directors and officers liability insurance to be provided to the officer for at least five years following termination.

If necessary to avoid excise taxes, the severance payment will be reduced to the maximum amount that can be paid without triggering excise taxes. There are no gross-up payments to executive officers for taxes they incur as a result of receiving change in control payments. We have the right to terminate the change in control agreement with 180 days notice at any time prior to a change in control.

The term "Cause" generally means the officer's conviction of a felony or crime involving moral turpitude, the officer's commission of a willful act of fraud or dishonesty with respect to us, the officer's willful and repeated failure to perform substantially his or her material duties to us, the officer's engaging in significant activity that is materially harmful to our reputation, or the officer's breach of his or her fiduciary responsibilities to us or our shareholders.

The term "Change in Control" generally means the sale of all or substantially all of our assets, a person becoming the beneficial owner of 20 percent or more of our outstanding voting securities, a merger or consolidation, or our continuing directors ceasing for any reason to constitute a majority of the board of directors.

The term "Good Reason" generally means any change in an officer's status as an officer, a reduction in total compensation, any requirement that the officer relocate more than 80 miles to a location outside our Kansas retail electric service territory, or any action that materially and adversely affects the officer's participation in or reduces the officer's benefits under any benefit plan.

In addition to the benefits described above under the change of control agreements, upon termination of employment following a change of control, the named executive officers will receive the amounts described in the preceding section titled "Potential Payments Upon Termination."

Termination and Change in Control Tables

The tables below show the payments we would make to each of the named executive officers following termination of his employment in various circumstances, including termination following a change in control. We made the following assumptions in calculating the payments to each of the named executive officers:

- We assumed a termination date of December 31, 2008 as required by the applicable SEC regulations.
- We made calculations consistent with the terms of his change in control agreement, if applicable, as described above.
- We assumed each officer had been paid all base salary through the date of termination.
- We used our closing common stock price on December 31, 2008 ($20.51) to value unvested restricted share units.
- We used the average of the high and low stock price of our common stock on December 31, 2008 ($20.27) to determine the Annual RSU Grant (as defined above) value, as required by the terms of the change in control agreements.
- We used our annual dividend of $1.16 per share on our common stock at December 31, 2008 to calculate dividend equivalents payable in the event of a qualifying termination following a change in control.
- We omitted payments or benefits we provide to all salaried employees upon termination of employment in the applicable circumstances, including accrued unused vacation and payment for one month of accumulated sick leave contingent upon certain conditions being met.

We also made the following assumptions in calculating the payments to certain of the named executive officers:

- To calculate pension-related payments, we assumed, in the case of Mr. Ruelle and Mr. Ludwig, no change in pay or pay limits relating to the cash balance formula and we used two years of contribution credits as the present value. In the case of Mr. Sterbenz and Mr. Irick, we assumed no change to the actual final average earnings used in the calculation and we used two additional years of pension service in calculating the pension value.

William B. Moore, President and Chief Executive Officer

Executive Benefits and Payments Upon Termination	Voluntary Termination By Officer ($)	Normal Retirement, Death or Disability ($)	Termination by Company without Cause or by Officer for Good Reason ($)	Termination by Company for Cause ($)	Qualifying Termination After Change in Control ($)
Base Salary	—	—	—	—	—
Unvested Restricted Share Units	—	483,134	483,134	—	483,134
Annual RSU Grant Value	—	—	—	—	—
Dividend Equivalents	—	—	—	—	—
Medical and Welfare Plan Benefits	—	—	—	—	—
Accrued Sick Leave	—	—	—	—	—
Pension Related Payment	—	—	—	—	—
Total	—	483,134	483,134	—	483,134

Douglas R. Sterbenz, Executive Vice President and Chief Operating Officer

Executive Benefits and Payments Upon Termination	Voluntary Termination By Officer ($)	Normal Retirement, Death or Disability ($)	Termination by Company without Cause or by Officer for Good Reason ($)	Termination by Company for Cause ($)	Qualifying Termination After Change in Control ($)
Base Salary	—	—	—	—	870,000
Unvested Restricted Share Units	—	397,976	397,976	—	397,976
Annual RSU Grant Value	—	—	—	—	851,340
Dividend Equivalents	—	—	—	—	48,720
Medical and Welfare Plan Benefits	—	—	—	—	19,919
Accrued Sick Leave	—	—	—	—	50,191
Pension Related Payment	—	—	—	—	44,643
Total	—	397,976	397,976	—	2,282,789

Mark A. Ruelle, Executive Vice President and Chief Financial Officer

Executive Benefits and Payments Upon Termination	Voluntary Termination By Officer ($)	Normal Retirement, Death or Disability ($)	Termination by Company without Cause or by Officer for Good Reason ($)	Termination by Company for Cause ($)	Qualifying Termination After Change in Control ($)
Base Salary	—	—	—	—	840,000
Unvested Restricted Share Units	—	366,104	366,104	—	366,104
Annual RSU Grant Value	—	—	—	—	725,666
Dividend Equivalents	—	—	—	—	41,528
Medical and Welfare Plan Benefits	—	—	—	—	15,015
Accrued Sick Leave	—	—	—	—	48,461
Pension Related Payment	—	—	—	—	36,800
Total	—	366,104	366,104	—	2,073,574

Larry D. Irick, Vice President, General Counsel and Corporate Secretary

Executive Benefits and Payments Upon Termination	Voluntary Termination By Officer ($)	Normal Retirement, Death or Disability ($)	Termination by Company without Cause or by Officer for Good Reason ($)	Termination by Company for Cause ($)	Qualifying Termination After Change in Control ($)
Base Salary	—	—	—	—	486,000
Unvested Restricted Share Units	—	148,328	148,328	—	148,328
Annual RSU Grant Value	—	—	—	—	389,184
Dividend Equivalents	—	—	—	—	22,272
Medical and Welfare Plan Benefits	—	—	—	—	10,141
Accrued Sick Leave	—	—	—	—	28,039
Pension Related Payment	—	—	—	—	32,569
Total	—	148,328	148,328	—	1,116,533

James J. Ludwig, Executive Vice President, Public Affairs and Consumer Services

Executive Benefits and Payments Upon Termination	Voluntary Termination By Officer ($)	Normal Retirement, Death or Disability ($)	Termination by Company without Cause or by Officer for Good Reason ($)	Termination by Company for Cause ($)	Qualifying Termination After Change in Control ($)
Base Salary	—	—	—	—	452,000
Unvested Restricted Share Units	—	82,881	82,881	—	82,881
Annual RSU Grant Value	—	—	—	—	243,240
Dividend Equivalents	—	—	—	—	13,920
Medical and Welfare Plan Benefits	—	—	—	—	19,203
Accrued Sick Leave	—	—	—	—	26,076
Pension Related Payment	—	—	—	—	40,680
Total	—	82,881	82,881	—	878,000

DIRECTOR COMPENSATION

The following table describes the compensation that was paid in 2008 to our non-employee directors. Mr. Moore does not receive any compensation in his capacity as director. Compensation paid to Mr. Moore in his capacity as an executive officer is presented above.

Name	Fees Earned Or Paid In Cash ($)	Stock Awards ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Mollie H. Carter	62,500	52,230	3,693	25,944	144,367
Charles Q. Chandler IV	52,000	104,460	16,546	56,182	229,188
R.A. Edwards III	55,000	52,230	728	33,925	141,883
Jerry B. Farley	55,000	52,230	—	7,657	114,887
B. Anthony Isaac	56,500	52,230	—	—	108,730
Arthur B. Krause	65,500	52,230	—	—	117,730
Sandra A. Lawrence	62,500	52,230	3,247	15,061	133,038
Michael F. Morrissey	76,000	52,230	—	—	128,230
John C. Nettels, Jr.	44,500	52,230	—	24,838	121,568

Fees Earned or Paid in Cash

The amounts shown in the column "Fees Earned or Paid in Cash" include annual retainers, paid quarterly, and meeting attendance fees. In 2008, we paid our non-employee directors an annual retainer of $25,000, except the chairman of the board who received an annual retainer of $40,000, an annual retainer of $7,500 for serving as a committee chair, except the chairman of the Audit Committee who received an annual retainer of $12,000, and a fee of $1,500 for each board of directors and committee meeting attended.

Stock Awards

The amounts shown in the column "Stock Awards" are equal to the compensation expense we recognized in 2008 with respect to grants of common stock in 2008. We calculated this expense in accordance with SFAS 123R. The determination of compensation expense under SFAS 123R takes into account, among other things, the number of shares in the stock award and the average of our high and low stock price on the grant date, the number of restricted share units awarded, dividend equivalents related to the restricted share units, the grant date fair value of the restricted share unit awards, and the conditions to vesting of the restricted share unit awards. For additional information about the assumptions we used in calculating such compensation expense, see Note 11 in our Notes to Consolidated Financial Statements, Employee Benefit Plans, *Stock Based Compensation Plans*, found in our Annual Report on Form 10-K for the year ended December 31, 2008, which is incorporated herein by reference.

On January 2, 2008, we granted each outside director an annual stock award of 2,000 shares and we granted Mr. Chandler an additional 2,000 shares for his service as chairman of the board. The grant date fair value of each grant of 2,000 shares was $52,230, and the grant date fair value of the grant of 4,000 shares to Mr. Chandler was $104,460. In accordance with SFAS 123R, we determined the grant date fair value of each such award by multiplying the number of shares granted by $26.115, the average of our high and low common stock price on December 31, 2007.

Election to be Paid in Stock

An outside director may elect to have all or a portion of any cash fees paid in stock rather than cash in accordance with our Long Term Incentive and Share Award Plan. If a director elects to receive retainers and attendance fees in shares of our common stock, the number of shares to be distributed to a director in lieu of cash compensation is determined by dividing the elected dollar amount of cash compensation by the average of our high and low common stock price on the last day of the immediately preceding quarter (or, if such day was not a trading day, on the next preceding day the shares were traded) as reported on the New York Stock Exchange Composite Listing.

Election to Defer Compensation

An outside director may elect to defer payment of cash fees or stock in accordance with the provisions of our Non-Employee Director Deferred Compensation Plan. A portion of the interest earned on deferred cash fees is reported under the column, "Change in Pension Value and Nonqualified Deferred Compensation Earnings." If a director elects to receive retainers and attendance fees in shares of our common stock, and defers receipt of such shares, dividends earned on such deferred shares are reflected under the column "All Other Compensation."

Change in Pension Value and Nonqualified Deferred Compensation Earnings

Amounts in this column reflect interest actually accrued on deferred cash compensation less the interest that would have accrued at 120% of the applicable long-term federal interest rate. Interest on deferred cash compensation accrues at a rate of 1% above the Prime Rate and compounds quarterly. "Prime Rate" is defined as the prime rate of interest in effect on the first business day of the applicable calendar year as such rate is reported by the Wall Street Journal.

All Other Compensation

This column is comprised of the following components:

- Interest on the aggregate of all compensation deferred in cash accrued at 120% of the applicable long-term federal interest rate.
- Dividends on deferred compensation paid in shares of our common stock and on deferred stock awards.
- Charitable contribution matching.

Interest on deferred cash compensation was accrued and credited in 2008 to Ms. Carter ($6,236), Mr. Chandler ($27,943), Mr. Edwards ($1,229) and Ms. Lawrence ($5,563).

Dividends on deferred compensation paid in shares of stock and on deferred stock awards are credited to the director as if they had been reinvested in shares of our common stock at a share price equal to the average of the daily high and low prices of our common stock as reported on the New York Stock Exchange for the three trading days immediately preceding the day the dividend is credited. The directors credited with dividend equivalents on stock awards were Ms. Carter ($11,298), Mr. Chandler ($27,239), Mr. Edwards ($15,262), Mr. Farley ($6,657), Ms. Lawrence ($9,260) and Mr. Nettels ($17,507). The directors credited with dividend equivalents on deferred compensation payable in stock were Ms. Carter ($8,410), Mr. Edwards ($17,434), Ms. Lawrence ($238) and Mr. Nettels ($6,331).

Non-employee directors are eligible to participate in our matching gift program on the same terms as our employees. Under this program, we will match on a dollar-for-dollar basis charitable contributions to Kansas colleges and universities made by directors, employees and their spouses up to $1,000 per household each year. In 2008, Mr. Chandler, Mr. Farley and Mr. Nettels participated in our matching gift program.

Reimbursements

We reimburse directors for travel and other out-of-pocket expenses incurred by them that are incidental to attending meetings. We also reimburse directors for reasonable expenses relating to ongoing director education. In addition, we provide liability insurance to our directors under our directors and officers insurance policies.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the Compensation Committee members has ever been an officer or employee of the Company, is or was a participant in a reportable "related person" transaction in 2008, or is an executive officer of another entity at which one of our executive officers serves on the board of directors. Please see "Corporate Governance Matters—Policies and Procedures for Approval of Related Person Transactions" above for a description of our policy on related person transactions.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes the total shares of our common stock that may be received by holders of restricted share units and options upon the vesting of restricted share units and the exercise of currently outstanding options, the weighted average exercise price of those outstanding options and the number of shares of our common stock that are still available for future issuance under our equity compensation plans after considering the restricted share units and stock options currently outstanding.

Plan Category	Number of shares to be issued upon exercise of outstanding options, warrants and rights (#)(1)	Weighted average exercise price of outstanding options, warrants and rights ($)(2)	Number of shares remaining available for future issuance (#)
Long Term Incentive and Share Award Plan (the only equity compensation plan approved by our shareholders)	1,337,518	$27.97	1,163,570
Any equity compensation plans not approved by our shareholders	—	—	—
Total	1,337,518	$27.97	1,163,570

(1) Includes shares issuable with respect to restricted share units, reinvested dividend equivalents, deferred restricted share unit grants, nonqualified stock options, stock for compensation share units, director stock awards and deferred director retainer and meeting fees payable in stock.

(2) Excludes restricted share units referred to in footnote (1).

Item 2 on the Proxy Card

RATIFICATION AND CONFIRMATION OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2009

Deloitte & Touche LLP has acted as our independent registered public accounting firm since 2002. In February 2009, the Audit Committee appointed Deloitte & Touche LLP to act as our independent registered public accounting firm and to examine our consolidated financial statements, and those of our subsidiaries, for the year ending December 31, 2009 and the effectiveness of our internal control over financial reporting as of December 31, 2009. You are being asked to ratify and confirm that appointment at the annual meeting.

Representatives of Deloitte & Touche LLP will be present at the annual meeting and will have the opportunity to make a statement and to respond to appropriate questions. If the appointment of Deloitte & Touche LLP is not ratified at the meeting, the Audit Committee will consider the selection of another accounting firm.

Independent Registered Accounting Firm Fees

The aggregate fees, including expenses, of Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates for the years ended December 31, 2008 and 2007 are as follows:

	2008	2007
Audit fees(1)	$2,046,675	$2,057,463
Audit-related fees(2)	273,840	90,436
Total audit and audit-related fees	2,320,515	2,147,899
Tax fees	0	50,525
Total fees(3)	$2,320,515	$2,198,424

(1) Audit fees for 2008 include $1,891,124 relating to the audit of our annual consolidated financial statements, the audit of our subsidiary's annual financial statements, reviews of quarterly financial statements, and the audit of our internal control over financial reporting; $136,245 relating to services provided in connection with certain securities filings; $12,637 relating to an annual review of transfer agent functions performed by our Shareholder Services department; and $6,669 relating to interpretation of rules and standards.

The 2007 fees include $1,866,568 relating to the audit of our annual consolidated financial statements, the audit of our subsidiary's annual financial statements, reviews of quarterly financial statements, and the audit of our internal control over financial reporting; $181,639 relating to consultation regarding our equity offerings; $6,189 relating to services provided in connection with certain securities filings; and $3,067 relating to audit training.

(2) Audit-related fees for 2008 include $174,561 relating to assistance with a capital program risk assessment; $92,850 relating to the audit of the financial statements of employee benefit plans; and $6,429 relating to procedures performed in connection with a filing made to a state regulatory agency.

The 2007 audit-related fees include $85,500 related to audits conducted of Company sponsored benefit plans and $4,936 related to procedures performed in connection with a filing made to a state regulatory agency.

(3) For 2008 and 2007, each of the permitted non-audit services were pre-approved by the Audit Committee or the Audit Committee's chairman pursuant to authority delegated by the Audit Committee, other than de minimus non-audit services for which the pre-approval requirements are waived in accordance with the rules and regulations of the SEC.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee charter provides that the Audit Committee will pre-approve audit services and non-audit services to be provided by our independent registered public accounting firm before the firm is engaged to render these services. The Audit Committee may consult with management in making its decision, but may not delegate this authority to management. The Audit Committee may delegate its authority to pre-approve services to one or more committee members, provided that the persons designated present the pre-approvals to the full committee at the next committee meeting.

In 2004, the Audit Committee adopted an Audit and Non-Audit Services Pre-Approval Policy (the "Pre-Approval Policy"). The Pre-Approval Policy authorizes the chairman of the Audit Committee to pre-approve the retention of the independent registered public accounting firm for audit-related and permitted non-audit services not contemplated by the engagement letter for the annual audit, provided that: (a) these services are approved no more than thirty days in advance of the independent registered public accounting firm commencing work; (b) the fees to be paid to the independent registered public accounting firm for services related to any single engagement do not exceed $50,000; and (c) the chairman advises the Audit Committee of the pre-approval of the services at the next meeting of the Audit Committee following the approval.

The Audit Committee will periodically assess the suitability of our independent registered public accounting firm, taking into account all relevant fees and circumstances, including the possible consideration of the qualifications of other accounting firms.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE IN FAVOR OF THE RATIFICATION AND CONFIRMATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP.

Item 3 on the Proxy Card

PROPOSAL TO APPROVE THE ADOPTION OF AN AMENDMENT TO THE WESTAR ENERGY, INC. LONG TERM INCENTIVE AND SHARE AWARD PLAN

The Westar Energy, Inc. Long Term Incentive and Share Award Plan (the "Plan") was approved by our shareholders at their annual meeting held on May 7, 1996. In 1999, our shareholders approved an increase in shares available under the Plan and certain other amendments. The Plan is currently scheduled to terminate as to future awards on June 30, 2009. The Compensation Committee (the "Committee") and the Board of Directors have approved the recommendation of management that the following amendment be made to the Plan, subject to shareholder approval. You are being asked to approve this amendment. You are not being asked to otherwise amend the Plan or to increase the number of shares of our common stock reserved for issuance under the Plan.

The proposed amendment amends the Plan in the following respects:

(i) The termination date of the Plan is extended from June 30, 20009 to June 30, 2019.

(ii) A limitation is added to the Plan such that the exercise price of outstanding stock options, incentive stock options (collectively, "Options") or stock appreciation rights ("SARs") may not be reduced without shareholder approval, nor may outstanding Options or SARs be exchanged for new Options or SARs with a lower exercise price. This limitation would not apply in the event of certain corporate transactions, including without limitation any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares.

General

The total number of shares authorized for issuance under the Plan since its inception is 5,000,000. As of December 31, 2008, there were 2,501,088 shares of the Company's common stock available for future issuance under the Plan, including 1,337,518 shares reserved for outstanding awards. As of such date, the closing price of our common stock on the New York Stock Exchange was $20.51 per share.

The Plan allows the grant of a number of types of awards to participants, including stock options, stock appreciation rights, restricted share and restricted share unit awards, performance share and performance unit awards, dividend equivalent awards, director shares in lieu of fees, and other share-based awards (collectively, "Awards"). While we have no current plans to grant Awards other than restricted share units, dividend equivalents, and the issuance of shares to non-employee directors in lieu of fees, our Board of Directors believes that the ability to use different types of equity compensation vehicles will give us the flexibility needed to adapt most effectively over time to changes in the labor market and in equity compensation practices. For additional information concerning our current compensation program structure for executive officers, including long-term compensation, see "Compensation Discussion and Analysis—Executive Officer Compensation Program Structure."

The maximum number of shares of our common stock with respect to which stock options and stock appreciation rights may be granted during any calendar year to any eligible employee is limited to 350,000 shares. In addition, the maximum number of shares of our common stock (or the equivalent in value) with respect to which certain performance shares, performance units, restricted shares and restricted share units may be granted during any calendar year to any eligible employee is limited to 60,000 shares. This limitation applies only to performance shares, performance units, restricted shares and restricted share units intended to qualify for the "performance-based" compensation exception under Section 162(m) of the Code. Qualifying "performance-based" compensation is not subject to the $1 million limitation on the deductibility of certain compensation payable to any of the named executive officers under Section 162(m) of the Code. In setting the performance goals for performance shares and performance units as well as for performance-based restricted shares and restricted share units, the Committee is to determine a performance period of one or more years and is to base the goals on one or more of the following performance criteria: total shareholder return, earnings per share, operating income, net income, pro forma net income, return on shareholders' equity, return on designated assets, shareholder value added, revenues, capital gains, expenses, operating profit margin, operating cash flow, net profit margin, and achievement of operational strategies in terms of control of accidents, lost time and customer satisfaction. The performance goals may be determined by reference to us, to a subsidiary or affiliate of ours, or to a division or unit of the foregoing.

If an award expires or is canceled without having been fully exercised or vested, the unvested or canceled shares generally will be available thereafter for grants of Awards. The number of shares available for grant under the Plan, as well as outstanding Awards and the numerical limits for individual grants, will be adjusted as appropriate to reflect any stock splits, stock dividends, recapitalization, reorganizations or other changes to our capital structure.

We do not provide tax gross ups in connection with Awards made under the Plan.

Purpose of the Plan

The purposes of the Plan are to: (1) focus management's efforts on performance that will create shareholder value and increase the price of our common stock; (2) align the interests of management directly with those of our shareholders; (3) provide a competitive long-term incentive opportunity; and (4) provide a retention incentive for key employees.

Administration of the Plan

The Plan is administered by the Committee. Subject to the terms of the Plan, the Committee has the sole discretion to determine the employees who will be granted Awards, the type and number of Awards to be granted, the manner in which Awards may be settled and the manner in which Awards may be deferred. The Committee also has the sole discretion to prescribe the form of award agreements, to adopt or alter rules and regulations, to appoint agents to administer the Plan, to correct defects or inconsistencies, to construe and interpret the Plan, to accelerate the exercisability of Awards, and to determine the terms and conditions of Awards. The Committee may delegate its authority to grant and administer awards to a separate committee appointed by the Committee, but only the Committee may make awards to participants who are executive officers of the Company. The portion of the Plan that relates to outside directors is administered by the full Board of Directors, rather than by the Committee.

Description of the Plan

The following paragraphs provide a summary of the principal features of the Plan and its operation.

Restricted Share Units and Dividend Equivalents. Each restricted share unit represents the right upon vesting to receive one share of our common stock. In addition, each restricted share unit gives the holder the right to receive a dividend equivalent. The number of restricted share units granted to any employee, as well as the vesting schedule (including whether or not the vesting is time-based or performance-based) and other terms, varies depending on position, pay grade and other factors. The terms under which grants are made to participants generally provide that if a holder of restricted share units leaves the Company, other than as a result of death, disability or retirement, prior to the date the restricted shares units vest, the restricted share units are forfeited and the underlying shares of common stock remain available thereafter for grants of awards; however, the Committee has authority to waive forfeiture in whole or in part. In the event of a change of control, restricted share units may accelerate and vest.

Dividend equivalents are rights to receive cash, shares or other property equal in value to dividends paid with respect to a specified number of shares. Dividend equivalents may be granted independently or in connection with another award, and we have typically granted dividend equivalents in connection with awards of restricted share units.

Director Fees. Under the Plan, the Board of Directors currently requires that a portion of each outside director's fees be paid in the form of our common stock. These shares are issued to the outside directors at the beginning of each year, or promptly following the outside director's election or appointment to the Board. In addition, each director may elect whether to receive the remaining portion of his or her fees in cash or in shares of our common stock, or a combination of both. If a director elects to receive some or all of these remaining fees in the form of our common stock, the shares are issued to him or her on a quarterly basis. In each instance, the number of shares issued to each director is determined by dividing his or her fees by the market value of the shares on the date one business day prior to the date of distribution.

Options and Stock Appreciation Rights. The Committee may grant Options or SARs, or any combination of the foregoing. In connection with any such award, the Committee would determine the terms of the award including, among other items, exercise price, term and form of payment upon exercise. However, the Plan does not allow the exercise price of Options or SARs to be reduced without shareholder approval, except in connection with certain corporate transactions.

Other Share-Based Awards. The Committee is authorized to grant other stock-based awards subject to such terms and conditions as it may prescribe.

New Plan Benefits

The amount, type and terms of grants to be made after the date of this proxy statement are not determinable at this time as they are within the discretion of the Committee or the Board of Directors, as applicable. The following table sets forth information about awards of restricted share units under the Plan in 2008.

**LONG TERM INCENTIVE AND SHARE AWARD PLAN
GRANTS MADE DURING 2008**

	Employees	Directors		
Name and Position	Restricted Share Units (#)	Stock Awards (#)	Fees and Retainers Payable in Stock (#)	Deferred Dividend Equivalents Payable in Stock (#)
William B. Moore President and Chief Executive Officer	—	—	—	—
Douglas R. Sterbenz Executive Vice President and Chief Operating Officer	—	—	—	—
Mark A. Ruelle Executive Vice President and Chief Financial Officer	—	—	—	—
Larry D. Irick Vice President, General Counsel and Corporate Secretary	—	—	—	—
James J. Ludwig Executive Vice President, Public Affairs and Consumer Services	—	—	—	—
Executive Group (eight executive officers included the named executive officers)	—	—	—	—
Non-Employee Directors	—	20,000	6,672	6,067
Non-Executive Officer Employees	38,650	—	—	—

As previously described, an award of 30,000 restricted share units with one-year vesting was made to Mr. Moore in early 2009. No awards were granted to executive officers in 2008. In 2007, the Committee authorized grants of an aggregate of 273,000 restricted share units to the executive officers as a group, and these grants vest ratably in three installments over a three-year period. In 2007, the Committee also authorized grants of an aggregate of 112,400 restricted share units to non-executive officers and management-level employees. In

2007, non-employee directors received an aggregate of 27,698 shares, or deferred share units, which included their annual stock awards and deferred retainer fees, meeting fees and dividend equivalents payable in stock.

Tax Consequences

THE FOLLOWING DISCUSSION IS INTENDED TO PROVIDE AN OVERVIEW OF THE U.S. FEDERAL INCOME TAX LAWS WHICH ARE GENERALLY APPLICABLE TO AWARDS GRANTED UNDER THE PLAN AS OF THE DATE OF THE PROXY STATEMENT. PEOPLE OR ENTITIES IN DIFFERING CIRCUMSTANCES MAY HAVE DIFFERENT TAX CONSEQUENCES, AND THE TAX LAWS MAY CHANGE IN THE FUTURE. THIS DISCUSSION IS NOT TO BE CONSTRUED AS TAX ADVICE.

Upon receipt of an unvested restricted share, restricted share unit, dividend equivalent, a performance unit or a performance share, the participant will not have taxable income, and upon vesting or settlement of the award, the participant will recognize ordinary income equal to the fair market value of the underlying shares and/or any cash at such time. In the case of restricted shares, the participant may elect to be taxed at the time of the award instead of the vesting date.

The Committee may permit participants to satisfy tax withholding requirements in connection with the exercise or receipt of an award by electing to have us withhold otherwise deliverable shares or delivering to us then-owned shares having a value equal to the amount required to be withheld.

Generally, we will be entitled to a tax deduction for an award in an amount equal to the ordinary income realized by the participant at the time the participant recognizes such income. Internal Revenue Code Section 162(m) contains special rules regarding the federal income tax deductibility of compensation paid to our chief executive officer and to each of our other three most highly compensated executive officers other than our chief financial officer, who is not subject to the limitations contained in Section 162(m). The general rule is that annual compensation paid to any of these specified executives, other than the chief financial officer, will be deductible only to the extent that it does not exceed $1 million. We can preserve the deductibility of certain compensation in excess of $1 million, however, if we comply with conditions imposed by Section 162(m), including: (1) the establishment of a maximum amount with respect to which Awards may be granted to any one employee during a specified time period; and (2) inclusion in the Plan of performance goals which must be achieved prior to payment for restricted shares, restricted share units, performance units and performance shares. The Plan has been designed to permit the Committee to grant Awards that satisfy the requirements of Section 162(m).

The grant of a stock option or stock appreciation right at fair market value will create no tax consequences for the participant or us. A participant will have no taxable income upon exercise of an incentive stock option, except that the alternative minimum tax may apply. Upon exercise of a stock option other than an incentive stock option, a participant generally must recognize ordinary income equal to the fair market value of the shares acquired minus the exercise price. Upon a disposition of shares acquired by exercise of an incentive stock option before the end of the applicable holding period, the participant generally must recognize ordinary income equal to the lesser of (i) the fair market value of the shares at the date of exercise minus the exercise price, or (ii) the amount realized upon disposition minus the exercise price. Otherwise, a participant's disposition of shares acquired upon the exercise of a stock option generally will result in only capital gain or loss. For nonqualified stock options and stock appreciation rights, the participant will generally recognize ordinary income at the time of exercise in an amount equal to the difference between the aggregate exercise price and the fair market value of the shares at the date of exercise. Except as discussed herein, we will generally be entitled to a tax deduction equal to the amount recognized as ordinary income by the participant in connection with an award, but we will be entitled to no tax deduction relating to amounts that represent capital gain to a participant.

Certain Awards granted under the Plan may be subject to Section 409A of the U.S. Internal Revenue Code. Section 409A provides strict rules for deferral elections, if any, and the triggers and timing of payments of deferred compensation. The Plan is intended to comply with Section 409A. A failure to comply with Section 409A results in a significant additional tax on the individual who receives the deferred compensation but does not impact our ability to deduct amounts related to deferred compensation. Section 409A generally does not apply to incentive stock options, nonqualified stock options and stock appreciation rights issued at fair market value, or restricted stock under the Plan. Section 409A may apply to restricted share units, performance units and performance shares under the Plan to the extent such awards are settled after 2 ½ months following the end of the calendar year in which the forfeiture restrictions on any such Awards lapse.

Votes Required For Approval

Under New York Stock Exchange rules, the approval of the amendment to our Long Term Incentive and Share Award Plan requires an affirmative vote of the majority of the votes cast on the proposal, provided that the total votes cast on the proposal represent over 50% of the voting power of the total outstanding shares of stock. Further, broker non-votes do not count as votes cast but do count for purposes of calculating voting power of the total outstanding shares of stock. Thus, abstentions have the same effect as a vote "against" the amendment, and abstentions and broker non-votes could impair approval of the proposed amendment.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE IN FAVOR OF THE PROPOSED AMENDMENT TO THE WESTAR ENERGY, INC. LONG TERM INCENTIVE AND SHARE AWARD PLAN.

ADDITIONAL INFORMATION

Section 16(a) Beneficial Ownership Reporting Compliance

The SEC's rules require our directors and executive officers to file reports of their holdings and transactions in our common stock. Based solely on our review of the reports filed under Section 16(a) of the Exchange Act and written representations that no other reports were required, we believe that, during the fiscal year ended December 31, 2008, all required filings applicable to our executive officers, directors and owners of more than ten percent of our common stock were made and that such persons were in compliance with the Exchange Act requirements.

Shareholder Proposals

Proposals for Inclusion in the Proxy Statement. The 2010 Annual Meeting of Shareholders is scheduled to be held on May 20, 2010. Pursuant to Rule 14a-8 under the Exchange Act, shareholders may present proper proposals for inclusion in the Company's proxy statement and for consideration at the next annual meeting of its shareholders by submitting their proposals to our Corporate Secretary in a timely manner. In order to be included in the proxy statement for the 2010 Annual Meeting of Shareholders, shareholder proposals must be received by our Corporate Secretary no later than December 3, 2009, and must otherwise comply with the requirements of Rule 14a-8.

Proposals not Included in the Proxy Statement. In addition, our articles of incorporation establish an advance notice procedure with regard to certain matters, including shareholder proposals not intended to be included in the Company's proxy materials mailed to shareholders, to be brought before an annual meeting of shareholders. In general, notice must be received by our Corporate Secretary not less than 60 days nor more than 90 days prior to the annual meeting and must contain specified information concerning the matters to be brought before such meeting and concerning the shareholder proposing such matters. Therefore, such a proposal must have been received by our Corporate Secretary between February 20, 2009, and March 22, 2009, to be presented at the Company's 2009 Annual Meeting of Shareholders and will need to be received between February 19, 2010, and March 21, 2010, to be presented at the Company's 2010 Annual Meeting of Shareholders. No such shareholder proposals have been received for the 2009 Annual Meeting of Shareholders.

If a shareholder who has notified the Company of his intention to present a proposal at an annual meeting does not appear or send a qualified representative to present his proposal at such meeting, the proposal will not be presented for a vote at such meeting.

Director Recommendations and Nominations

Submitting Director Recommendations to the Nominating and Corporate Governance Committee. If a shareholder wishes the Nominating and Corporate Governance Committee to consider an individual as a candidate for election to the board of directors, the shareholder must submit a proper and timely request as follows:

- *Timing.* The shareholder must provide the Nominating and Corporate Governance Committee written notice by no later than October 1 of the year prior to the annual meeting of shareholders at which the candidate would seek to be elected.
- *Information.* The shareholder's notice must include the following information:
    - The name and address of the shareholder making the submission and the name, address and telephone number of the candidate to be considered;
    - The class or series and number of shares of the Company's stock that are beneficially owned by the shareholder making the submission, a description of all arrangements or understandings between the shareholder and the candidate with respect to the candidate's nomination and election

as a director, and an executed written consent of the candidate to serve as a director of the Company if so elected;

- A copy of the candidate's resume and references; and
- An analysis of the candidate's qualifications to serve on the board of directors and on each of the board's committees in light of the criteria set forth in our Corporate Governance Guidelines and established by the Nominating and Corporate Governance Committee (including all regulatory requirements incorporated by references therein).

Shareholder Nominations Made at the Annual Meeting of Shareholders. The Company's articles of incorporation provide that shareholders may nominate persons for election as directors and have such nominees' names included on the ballot distributed at the annual meeting by providing our Corporate Secretary written notice not less than 60 days nor more than 90 days prior to the annual meeting. The notice must contain prescribed information about the proponent and each nominee, including the information about the nominee that would have been required to be included in a proxy statement filed under SEC rules had such nominee been nominated by the board of directors. Such a proposal must have been received by our Corporate Secretary between February 20, 2009, and March 22, 2009, to be presented at the Company's 2009 Annual Meeting of Shareholders and will need to be received between February 19, 2010, and March 21, 2010, to be presented at the Company's 2010 Annual Meeting of Shareholders. No such shareholder proposals have been received for the 2009 Annual Meeting of Shareholders.

If a shareholder who has notified the Company of his intention to make a nomination at an annual meeting does not appear or send a qualified representative to make his nomination at such meeting, the nominee will not be included on the ballot distributed at the meeting.

Annual Report to Shareholders

Our Annual Report to Shareholders for the year ended December 31, 2008 was mailed to shareholders who have elected to receive copies on or about April 2, 2009 and is also available for viewing on the Internet at www. westarenergy.com/proxy. The Annual Report contains financial statements audited by Deloitte & Touche LLP, our independent registered public accounting firm. The Annual Report is not to be considered as a part of the proxy solicitation material or as having been incorporated by reference.

Other Business

Under the laws of Kansas, where we are incorporated, no business other than procedural matters may be raised at the annual meeting unless proper notice to the shareholders has been given. We do not expect any business to come up for shareholder vote at the meeting other than the election of directors and the ratification and confirmation of our independent registered public accounting firm. If, however, any other matters properly come before the meeting, your proxy card authorizes the persons named as proxies to vote in accordance with their judgment on such other matters.

No Incorporation by Reference

Notwithstanding any general language that may be to the contrary in any document filed with the SEC, the information in this proxy statement under the captions "Audit Committee Report" and "Compensation Committee Report" shall not be incorporated by reference into any document filed with the SEC. The information contained on our Internet website is not part of this document.

Questions

If you have any questions or need more information about the annual meeting, write to:

Westar Energy, Inc.
P.O. Box 750320
Topeka, Kansas 66675-0320
Attention: Shareholder Services

or call us at (800) 527-2495 or (785) 575-6394.

Notices and Requests

All notices of proposals by shareholders, whether or not to be included in the Company's proxy materials, and all requests and other notices that we have stated you should direct to our Corporate Secretary should be sent to:

Westar Energy, Inc.
818 S. Kansas Avenue
Topeka, Kansas 66612
Attention: Corporate Secretary

By Order of the Board of Directors,

Larry D. Irick
Vice President, General Counsel and
Corporate Secretary

Topeka, Kansas
April 2, 2009